SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2001.

Fairmont Hotels & Resorts Inc.
(Translation of Registrant's Name Into English)

Canadian Pacific Tower, Ste 1600,100 Wellington Street W., Toronto, Ontario M5K 1B7, Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F __X_

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No. 333- 13960

Exhibits Index appears on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRMONT HOTELS & RESORTS INC.
(Registrant)

Date: October 22, 2002

By: ______________________
Name: Terence P. Badour
Title: Sr. Vice President, General Counsel and Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Exhibit No.	Description of Exhibits
1	Press Release of October 22, 2002 Fairmont Hotels & Resorts Inc. Reports Third Quarter Results – Meets Third Quarter Guidance
2	Press Release of October 22, 2002 Fairmont Hotels & Resorts Inc. to acquire The Orchid at Mauna Lani on the Island of Hawaii

Exhibit 1

Fairmont
HOTELS & RESORTS

For immediate release

FAIRMONT HOTELS & RESORTS INC. REPORTS THIRD QUARTER RESULTS
- Meets Third Quarter Guidance -

TORONTO, October 21, 2002 – Fairmont Hotels & Resorts Inc. ("FHR" or the "Corporation") (TSX/NYSE: FHR) today announced financial results for the third quarter ended September 30, 2002. All amounts are expressed in U.S. dollars.

FHR's financial results for the three and nine months ended September 30, 2001 contain substantial non-recurring items related to the reorganization of Canadian Pacific Limited ("CPL"), including the operating results of CPL's four discontinued businesses, reorganization expenses and CPL corporate expenses. CPL's reorganization became effective October 1, 2001. Given the inclusion of these non-recurring charges, management does not consider prior period net income and earnings per share ("EPS") to be comparable with the current period. Management has prepared a proforma 2001 quarterly EPS statement, which is available on FHR's investor website, www.fairmont.com.

Third Quarter Consolidated Results
Revenues increased to $171.4 million, up 10.7% from revenues of $154.8 million in 2001. Third quarter EBITDA[1] improved 36.4% to $74.2 million, meeting management's guidance of $70-$75 million. EBITDA benefited from a $2.1 million gain on the sale of land in downtown Toronto. Net cash proceeds from this disposal were $8.5 million. No gains on land sales were realized in the same period last year.

Income from continuing operations increased to $39.0 million compared to a loss from continuing operations of $99.4 million in 2001. For the quarter, EPS from continuing operations was $0.50, which met management's guidance of $0.45 - $0.50. EPS for the quarter benefited from a $0.03 per share gain on the sale of land. In the same period of 2001, the Corporation incurred a loss from continuing operations of $1.27 per share. These year-over-year improvements in operating results are primarily attributable to non-recurring items related to the CPL reorganization in 2001.

"The third quarter is traditionally our strongest quarter and therefore an important indicator of the year's results. We are pleased with our performance during the quarter which met our expectations," said William R. Fatt, chief executive officer of FHR. "Revenue per available room, or RevPAR, at our owned properties increased 2.9%, while RevPAR at the Fairmont managed hotels was up 2.6%. Both increases were driven by improved occupancy levels and were ahead of published industry reports."

"FHR's hotel portfolio continues to benefit from its geographical diversity and balanced customer mix. Our third quarter results for the Canadian and international operations continued to reflect better trends than the U.S., specifically the U.S. city center segment where the Corporation currently generates about 5% of its EBITDA," Mr. Fatt added.

FHR's Canadian properties account for approximately half of the Corporation's annual EBITDA. This contribution is even greater during the third quarter, when leisure travel is most prevalent in Canada. FHR's strength in the leisure segment, which represents about half of its overall business, has helped mitigate the effect of prolonged weakness in corporate demand. In addition, extensive renovation investments made over the past few years are beginning to generate returns, notably at the two Bermuda properties. In the third quarter, RevPAR at The Fairmont Southampton Princess and The Fairmont Hamilton Princess increased 14.0% and 37.5%, respectively.

Added Mr. Fatt, "In recent weeks, FHR also delivered on its strategic growth initiative in the United States through the additions of management contracts at The Fairmont Sonoma Mission Inn & Spa and the Monarch Hotel in Washington, D.C. These unique properties reflect the luxury qualities that are inherent in any Fairmont asset. Washington, D.C. has been a top priority for expanding the brand. The Monarch Hotel will be an excellent compliment to Fairmont's collection of properties. We look forward to strengthening their positions and overall performance within their respective markets."

Third Quarter Hotel Ownership Operations

Revenues from hotel ownership improved 8.9% to $154.0 million compared to the third quarter of 2001. Despite a sluggish global economy, FHR's significant exposure to the leisure segment, particularly at its owned hotels, has helped mitigate the effect of prolonged weakness in corporate travel.

RevPAR increased 2.9% compared to this quarter last year, resulting from a 2.3 point increase in occupancy offset by a slight drop in average daily rate ("ADR") of 0.6%. The U.S. and International comparable statistics showed the greatest RevPAR increase at 5.0%, driven primarily by a 2.6 point improvement in occupancy. RevPAR increased 1.9% at FHR's Canadian comparable portfolio, resulting from a 2.2 point improvement in occupancy and a 1.0% drop in ADR.

Third Quarter Management Operations

Fairmont

Revenues under management in the third quarter increased 9.4% to $360 million from $329 million in 2001. RevPAR improvement throughout the portfolio accounted for the increase over the prior period. Management fee revenues increased to $11.3 million from $10.2 million in 2001. Base management fees have improved consistently with the increase in revenues under management as well as the addition of the long-term management contract for the Sheraton Suites Calgary Eau Claire located in Calgary, Alberta. Incentive fee revenues were relatively unchanged from 2001, as incentive fee thresholds at many of our hotels have not yet been reached. FHR expects that incentive fee revenues will be higher in the fourth quarter as these thresholds are passed.

RevPAR improved 2.6% during the third quarter, driven by an increase in occupancy of 2.7 points despite a slight decline in ADR of 1.3%.

In the third quarter, eleven Fairmont and Delta labor contracts were successfully negotiated and since the end of the quarter, one more Delta hotel has settled a new labor contract, all without disruption. Labor negotiations are currently in progress at two Fairmont properties and one Delta hotel. In the fourth quarter, labor contracts at one Fairmont property and one Delta hotel expire. Although it is not possible to predict the outcome of labor negotiations, management is hopeful that reasonable settlements will be reached.

Delta

In the third quarter of 2002, revenues under management decreased to $88 million from $91 million. Management fee revenues increased to $3.6 million during the third quarter compared to $2.9 million in 2001. Delta continues to benefit from its purely Canadian portfolio.

RevPAR for the Delta properties increased 1.8% during the quarter. A slight drop in occupancy was offset against a 2.5% increase in ADR. Delta's strategy over the past year has been to maintain its ADR, which has had an effect on occupancy.

Nine-Month Consolidated Results

Revenues increased to $448.3 million from $441.8 million in the nine months ended September 30, 2002. EBITDA of $165.5 million was up 5.7%, benefiting from gains on the sale of land of $6.1 million for the nine-month period ended September 2002 and $9.9 million for the same period in 2001.

Income from continuing operations was $81.5 million compared to a loss from continuing operations of $77.8 million in the prior period. EPS from continuing operations was $1.04 in 2002 compared to a loss from continuing operations per share of $1.05 in 2001. These improvements in operating results are primarily attributable to non-recurring items related to the CPL reorganization in 2001.

Capital Expenditures

Capital expenditures for the quarter totaled $11.6 million. Projects underway during the quarter included the completion and opening of Willow Stream – The Spa at The Fairmont Acapulco Princess and the early stages of construction of the meeting facility at The Fairmont Chateau Lake Louise.

Over the past few years, FHR has invested significant capital in its portfolio, including substantial investments in six of its top nine earning properties. Attractive returns on the capital invested are expected to be achieved once the properties realize the full benefit of these improvements, which typically occurs one to two years after completion. FHR now expects that 2002 capital expenditures will be in the range of $95 - $105 million. This decrease in expected 2002 capital spending from the original guidance of $110 - $120 million reflects changes in project timing at several hotels.

Corporate Activities

On October 17, 2002, FHR announced it had agreed to manage the Monarch Hotel in Washington, D.C. for Legacy Hotels Real Estate Investment Trust ("Legacy"). Concurrently, Legacy agreed to acquire the hotel for a purchase price of approximately $145 million plus closing costs. As part of the financing for the purchase of the Monarch Hotel, Legacy has agreed to sell to a group of underwriters 19.5 million trust units for gross proceeds of approximately $95 million with FHR taking a one third interest for about $32 million. Following the closing of this transaction, expected in early November, the hotel will be officially flagged "The Fairmont Washington, D.C.".

On September 23, 2002, FHR closed a transaction with a subsidiary of Kingdom Hotels (USA), Ltd. to exchange its 16.5% interest in the Fairmont management company for shares in FHR. As a result of this transaction, FHR issued 2,875,000 shares to Kingdom, equivalent to approximately 3.7% of FHR's issued and outstanding shares. FHR's interest in Fairmont has now increased to 83.5% from 67%.

On September 1, 2002, FHR secured a long-term management contract and purchased a 19.9% equity interest in the Sonoma Mission Inn & Spa in Sonoma County, California. The property was officially flagged "The Fairmont Sonoma Mission Inn & Spa" on October 10, 2002.

During the quarter, FHR repurchased 2,960,000 shares for a total cost of $71.8 million. Subsequent to the third quarter, FHR announced a normal course issuer bid effective October 3, 2002, authorizing the Corporation to purchase up to 10% of its public float in the twelve-month period following the bid's effective date.

Delta Sun Peaks Resort in Kamloops, British Columbia officially opened October 17, 2002. The Delta St. Eugene Mission Resort in Cranbrook, British Columbia is scheduled to open during the fourth quarter.

In July, FHR secured a long-term management contract at the Sheraton Suites Calgary Eau Claire following Legacy's acquisition of the hotel.

Outlook

FHR expects to finish the year at the high end of its annual EBITDA guidance range of $190 - $200 million. EBITDA is expected to include two real estate gains that were not originally included in guidance: the third quarter land disposal gain and an approximate $5 million gain on the expected sale of surplus real estate, likely to close in the fourth quarter. FHR has increased its year-end EPS guidance to a range of $1.14 – $1.19 from the previous guidance of $1.07 - $1.10. This increase is principally driven by the real estate gains and lower tax expense.

Commented Mr. Fatt, "The current economic environment continues to present challenges. Our mid-year guidance anticipated a modest improvement in business conditions through the latter half of 2002, however, this improvement has not yet materialized. We are cautiously optimistic that continued strength in the North American leisure segment and the Canadian economy, combined with diligent cost controls and the positive impact of our extensive renovation program will allow FHR to generate attractive earnings growth."

Added Mr. Fatt, "We expect our recent additions to the portfolio, coupled with growing returns from capital previously invested in our portfolio, to position us well for 2003."

About Fairmont Hotels & Resorts Inc.

FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's portfolio consists of 79 luxury and first class properties with approximately 31,000 rooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5 percent controlling interest in Fairmont Hotels & Resorts ("Fairmont"), North America's largest luxury hotel management company. FHI manages 39 distinct city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac, The Fairmont Scottsdale Princess and The Plaza in New York City. FHR also holds a 100 percent interest in Delta Hotels, Canada's largest first class hotel management company, which manages and franchises a portfolio of 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 22 properties, two large undeveloped land blocks and an approximate 36 percent investment interest in Legacy Hotels Real Estate Investment Trust, which owns 22 properties.

FHR will hold a conference call today, October 21, 2002 at 1:30 p.m. Eastern Time to discuss these results. To participate, please dial (416) 641-6654 or 1-800-387-2917 approximately 10 minutes prior to the beginning of the call to receive clearance from the operator. You will be requested to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 3:30 p.m. Eastern Time on October 21, 2002 through to 3:30 p.m. Eastern Time on October 28, 2002 by dialing 1-800-633-8625 using the reservation #20933414.

A live audio webcast of the conference call will be available via FHR's website (www.fairmont.com/investor). An archived recording of the webcast will remain available on FHR's website following the conference call.

This press release contains certain forward-looking statements relating, but not limited to, FHR's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. FHR disclaims any responsibility to update any such forward-looking statements.

	Three months ended September 30			Nine months ended September 30		
	2002	2001	Variance	2002	2001	Variance
FAIRMONT MANAGED HOTELS						
Worldwide						
RevPAR	$119.76	$116.69	2.6%	$109.16	$114.66	(4.8%)
ADR	167.19	169.36	(1.3%)	163.20	171.49	(4.8%)
Occupancy	71.6%	68.9%	2.7 points	66.9%	66.9%	0.0 points
Canada						
RevPAR	$122.02	$115.82	5.4%	$93.51	$92.48	1.1%
ADR	152.72	152.08	0.4%	132.33	134.56	(1.7%)
Occupancy	79.9%	76.2%	3.7 points	70.7%	68.7%	2.0 points
U.S. and International						
RevPAR	$116.73	$117.90	(1.0%)	$130.15	$145.41	(10.5%)
ADR	192.91	200.68	(3.9%)	210.50	226.24	(7.0%)
Occupancy	60.5%	58.8%	1.7 points	61.8%	64.3%	(2.5 points)
DELTA MANAGED HOTELS						
Worldwide						
RevPAR	$65.37	$64.22	1.8%	$55.92	$58.03	(3.6%)
ADR	90.31	88.13	2.5%	86.13	85.29	1.0%
Occupancy	72.4%	72.9%	(0.5 points)	64.9%	68.0%	(3.1 points)

OWNED HOTELS							
Worldwide							
	RevPAR	$132.09	$128.36	2.9%	$120.76	$126.06	(4.2%)
	ADR	191.94	193.17	(0.6%)	186.56	190.93	(2.3%)
	Occupancy	68.8%	66.5%	2.3 points	64.7%	66.0%	(1.3 points)
Canada							
	RevPAR	$146.89	$144.16	1.9%	$106.46	$108.13	(1.5%)
	ADR	186.90	188.71	(1.0%)	153.76	154.74	(0.6%)
	Occupancy	78.6%	76.4%	2.2 points	69.2%	69.9%	(0.7 points)
U.S. and International							
	RevPAR	$110.74	$105.49	5.0%	$141.41	$152.02	(7.0%)
	ADR	202.39	202.63	(0.1%)	242.84	251.49	(3.4%)
	Occupancy	54.7%	52.1%	2.6 points	58.2%	60.4%	(2.2 points)

Comparable hotels and resorts are considered to be properties that were fully open under FHR management for at least the entire current and prior period. Given the strategic importance of the acquisition of The Fairmont Kea Lani Maui, it has been included in FHR's operating statistics in the preceding chart on a pro forma basis as if owned since January 1, 2001. Comparable hotels and resorts statistics exclude properties under major renovation that would have a significant adverse effect on the properties' primary operations. For the three-month and nine-month periods ended September 30, 2002 versus the three-month and nine-month periods ended September 30, 2001, The Fairmont Southampton Princess, The Fairmont Hamilton Princess and The Fairmont Pierre Marques have been excluded from the comparable data because of the impact of major renovations in 2001.

1. EBITDA is defined as earnings before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. Management considers EBITDA to be a meaningful indicator of hotel operations, however, it is not a defined measure of operating performance under Canadian GAAP. FHR's calculation of EBITDA may be different than the calculation used by other entities.

Contacts:

M. Jerry Patava
Executive Vice President
and Chief Financial Officer
Tel: 416.874.2450

Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com

Fairmont Hotels & Resorts Inc.
Consolidated Balance Sheets
(Stated in millions of U.S. dollars)
(Unaudited)

ASSETS

		September 30 2002		December 31 2001
Current assets				
Cash and cash equivalents	$	63.8	$	52.7
Accounts receivable		61.7		48.2
Materials and supplies		11.6		11.6
Other		19.5		8.8
		156.6		121.3
Investments in partnerships and corporations (note 4)		96.7		87.7
Investment in Legacy Hotels Real Estate Investment Trust		69.7		56.4
Investment in land held for sale		87.1		92.1
Property and equipment		1,288.9		1,261.9
Goodwill		123.0		106.0
Intangible assets		148.1		105.7
Other assets and deferred charges		54.4		46.2
	$	2,024.5	$	1,877.3

LIABILITIES

Current liabilities				
Accounts payable and accrued liabilities	$	110.3	$	118.4
Income taxes payable		5.4		2.1
Dividends payable		-		1.6
Current portion of long-term debt		3.4		25.5
		119.1		147.6
Other liabilities		69.9		65.1
Long-term debt		327.7		245.2
Future income taxes		95.1		64.1
Non-controlling interest		26.2		49.9
		638.0		571.9
Shareholders' equity (note 5)		1,386.5		1,305.4
	$	2,024.5	$	1,877.3

Fairmont Hotels & Resorts Inc.
Consolidated Statement of Income
(Stated in millions of U.S. dollars)
(Unaudited)

	Three Months ended September 30 2002	Three Months ended September 30 2001	Nine Months ended September 30 2002	Nine Months ended September 30 2001
Revenues				
Hotel ownership operations	$ 150.3	$ 138.3	$ 407.5	$ 400.2
Management operations	10.2	8.5	25.6	26.0
Income from investments and other	10.9	8.0	15.2	15.6
	171.4	154.8	448.3	441.8
Expenses				
Hotel ownership operations	95.0	94.6	275.6	280.2
Management operations	4.3	3.8	12.9	11.0
Other	-	2.0	0.4	3.9
	99.3	100.4	288.9	295.1
Gains on land held for sale	2.1	-	6.1	9.9
Operating income before undernoted items	74.2	54.4	165.5	156.6
Amortization	13.9	14.0	41.9	39.0
Other (income) and expense *(note 6)*	-	(6.1)	(6.9)	8.2
Reorganization and corporate expenses (note 7)	-	149.0	1.3	164.5
Interest expense, net	5.0	31.5	13.5	66.4
Income (loss) before income tax expense, non-controlling interest, goodwill charges and discontinued operations	55.3	(134.0)	115.7	(121.5)
Income tax expense (recovery)				
Current	1.1	5.4	9.0	21.9
Future	14.2	(41.4)	22.7	(70.1)
	15.3	(36.0)	31.7	(48.2)
Non-controlling interest	1.0	0.9	2.5	2.7
Income (loss) before goodwill charges and discontinued operations	39.0	(98.9)	81.5	(76.0)
Goodwill charges	-	0.6	-	2.2
Taxes thereon	-	(0.1)	-	(0.4)
	-	0.5	-	1.8
Income (loss) from continuing operations	39.0	(99.4)	81.5	(77.8)
Income from discontinued operations (note 1)	-	216.2	-	923.9
Net income	39.0	116.8	81.5	846.1
Preferred share dividends	-	(1.3)	-	(5.4)
Net income available to common shareholders	$ 39.0	$ 115.5	$ 81.5	$ 840.7
Weighted average number of common shares outstanding (in millions) (note 5)				
Basic	77.9	79.1	78.4	78.9
Diluted	79.0	79.5	79.7	79.2
Basic earnings per common share				
Income (loss) from continuing operations	$ 0.50	$ (1.27)	$ 1.04	$ (1.05)
Discontinued operations	$ -	$ 2.73	$ -	$ 11.71
Net income	$ 0.50	$ 1.46	$ 1.04	$ 10.66
Diluted earnings per common share				
Income (loss) from continuing operations	$ 0.49	$ (1.27)	$ 1.02	$ (1.05)
Discontinued operations	$ -	$ 2.72	$ -	$ 11.67
Net income	$ 0.49	$ 1.45	$ 1.02	$ 10.62

Fairmont Hotels & Resorts Inc.
Consolidated Statement of Cash Flows
(Stated in millions of U.S. dollars)
(Unaudited)

	Three Months ended September 30 2002	Three Months ended September 30 2001	Nine Months ended September 30 2002	Nine Months ended September 30 2001
Cash provided by (used in)				
Operating activities				
Income from continuing operations	$ 39.0	$ (99.4)	$ 81.5	$ (77.8)
Items not affecting cash				
Amortization and goodwill charges	13.9	14.6	41.9	41.2
Income from investments and other	(10.9)	(8.0)	(15.2)	(15.6)
Gains on land held for sale	(2.1)	-	(6.1)	(9.9)
Gain on sale of Legacy Real Estate Investment Trust units	-	-	-	(31.1)
Future income taxes	14.2	(41.5)	22.7	(70.5)
Distributions from investments	1.2	3.5	6.3	9.1
Non-controlling interest	1.0	0.9	2.5	2.7
Write-off of capital and other assets	-	1.9	-	40.7
Other	(3.1)	(1.6)	(11.9)	(33.4)
Changes in non-cash working capital items (note 8)	5.4	70.3	(30.8)	23.5
Discontinued operations	-	691.6	-	2,011.4
	58.6	632.3	90.9	1,890.3
Investing activities				
Investment in hotel partnerships and corporations	(10.4)	(21.5)	(13.4)	(23.2)
Sale of investments and properties	8.5	20.7	28.8	149.2
Additions to property and equipment	(11.6)	(31.8)	(63.9)	(85.1)
Additions to land held for sale	(5.1)	(2.4)	(17.5)	(6.9)
Proceeds from sale of units in Legacy Hotels Real Estate Investment Trust	-	-	-	53.5
Acquisitions	-	-	-	(234.6)
Discontinued operations	-	(592.3)	-	(1,407.2)
	(18.6)	(627.3)	(66.0)	(1,554.3)
Financing activities				
Issuance of commercial paper	-	-	-	61.5
Repayment of commercial paper	-	(501.4)	-	(643.9)
Issuance of long-term debt	58.0	65.8	97.0	65.8
Repayment of long-term debt	(13.2)	(436.6)	(37.9)	(630.7)
Issuance of common shares	-	4.7	0.5	52.7
Repurchase of common shares	(71.8)	-	(73.0)	-
Dividends	(1.6)	(60.7)	(3.2)	(122.8)
Discontinued operations	-	510.3	-	668.6
	(28.6)	(417.9)	(16.6)	(548.8)
Translation adjustments	0.6	(8.1)	2.8	(8.1)
Increase (decrease) in cash	12.0	(421.0)	11.1	(220.9)
Cash - beginning of period	51.8	617.4	52.7	417.3
Cash - end of period	$ 63.8	$ 196.4	$ 63.8	$ 196.4
Represented by				
Cash and cash equivalents	63.8	196.4	63.8	196.4
Bank overdraft	-	-	-	-
	$ 63.8	$ 196.4	$ 63.8	$ 196.4

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Retained Earnings (Deficit)
(Stated in millions of U.S. dollars)
(Unaudited)

	Three Months ended September 30 2002	Three Months ended September 30 2001	Nine Months ended September 30 2002	Nine Months ended September 30 2001
Retained earnings (deficit) - beginning of period				
As previously reported	$ 21.3	$ 5,284.9	$ (19.6)	$ 4,745.2
Effect of change in accounting for foreign exchange on long-term debt (note 2)	-	-	-	(127.2)
As restated	21.3	5,284.9	(19.6)	4,618.0
Net income	39.0	116.8	81.5	846.1
	60.3	5,401.7	61.9	5,464.1
Repurchase of common shares (note 5)	(30.4)	-	(30.4)	-
Distribution on reorganization (note 1)	-	(5,392.5)	-	(5,392.5)
Dividends on common shares	-	(28.0)	(1.6)	(86.3)
Dividends on preferred shares	-	(1.3)	-	(5.4)
Retained earnings (deficit) - end of period	$ 29.9	$ (20.1)	$ 29.9	$ (20.1)

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

1. Effective October 1, 2001, Canadian Pacific Limited ("CPL") completed a major reorganization which divided CPL into five separate public companies - Canadian Pacific Railway Limited, CP Ships Limited, PanCanadian Energy Corporation and Fording Inc., while retaining its investment in Canadian Pacific Hotels & Resorts Inc. ("CPH&R").

   Pursuant to the plan of arrangement approved by the shareholders and by the court, (the "Arrangement"), CPL distributed its approximate 85% investment in PanCanadian Petroleum Limited and its wholly owned subsidiaries, Canadian Pacific Railway Company, CP Ships Limited and Fording Inc. to its common shareholders. This distribution was recorded at the carrying value of the net investment in each subsidiary. CPL retained its wholly owned subsidiary, CPH&R, and CPL has changed its name to Fairmont Hotels & Resorts Inc. ("FHR").

   Results from the four operating businesses that were distributed have been included in discontinued operations in the consolidated statement of income and consolidated statement of cash flow at September 30, 2001.

   On October 1, 2001, the issued and outstanding common shares of FHR were consolidated on the basis of one new common share for four old common shares. All share numbers, including earnings per share figures, reflect the effect of the share consolidation applied retroactively.

2. These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001 presented in the annual report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2001 audited consolidated financial statements, except as discussed below.

   Foreign currency translation

   Effective January 1, 2002, FHR adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for foreign currency gains and losses. This standard requires that unrealized exchange gains and losses related to monetary foreign currency assets and liabilities be recognized in income immediately. The requirements of this statement were applied retroactively with restatement of prior periods and did not have an impact on continuing operations. This change resulted in decreased income from discontinued operations of $34.8 for the nine months ended September 30, 2001 ($31.6 for the quarter ended September 30, 2001).

   Goodwill and intangible assets

   On January 1, 2002, FHR adopted the new recommendations of the CICA with respect to goodwill and other intangible assets. Under the new recommendations, goodwill and intangible assets with indefinite lives, including that relating to investments accounted for under the equity method, are no longer amortized, but are subject to impairment tests on at least an annual basis. Any impairment of goodwill or other intangible assets is expensed in the period of impairment. Other intangible assets with definite lives will continue to be amortized over their estimated useful lives and are also tested for impairment. The recommendations of this new policy were applied prospectively.

   FHR has completed its impairment testing on the balance of goodwill and intangible assets with indefinite lives as at January 1, 2002. As a result of this testing, no impairment losses are required. Brand name is deemed to have an indefinite life since it is expected to generate cash flows indefinitely. Upon adoption of these recommendations, it was determined that no reclassifications of goodwill and intangible assets were required under CICA recommendations on business combinations.

   A reconciliation of previously reported net income, earnings per share and diluted earnings per share to the amounts adjusted for the exclusion of goodwill and brand name amortization is as follows:

	Three Months ended September 30		Nine Months ended September 30	
	2002	2001	2002	2001
Reported net income	$ 39.0	$ 116.8	$ 81.5	$ 846.1
Goodwill amortization	-	0.5	-	1.8
Brand name amortization	-	0.3	-	0.8
Adjusted net income	$ 39.0	$ 117.6	$ 81.5	$ 848.7
Basic earnings per share				
Reported net income	$ 0.50	$ 1.46	$ 1.04	$ 10.66
Goodwill amortization	-	0.01	-	0.02
Brand name amortization	-	-	-	0.01
Adjusted net income	$ 0.50	$ 1.47	$ 1.04	$ 10.69
Diluted earnings per share				
Reported net income	$ 0.49	$ 1.45	$ 1.02	$ 10.62
Goodwill amortization	-	0.01	-	0.02
Brand name amortization	-	-	-	0.01
Adjusted net income	$ 0.49	$ 1.46	$ 1.02	$ 10.65

Stock-based compensation

FHR accounts for grants under its Key Employee Stock Option Plan ("KESOP") and Directors' Stock Option Plan using the intrinsic value method of accounting for stock-based compensation costs. Under the CICA recommendations on stock-based compensation plans, FHR provides proforma net income and proforma earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation for any options granted after January 1, 2002. (See note 5)

3. On September 23, 2002, FHR increased its investment in the management company, Fairmont Hotels Inc. ("Fairmont") from 67% to 83.5%, through a share exchange with a subsidiary of Kingdom Hotels (USA), Ltd. ("Kingdom"), an affiliate of a trust created by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud. Kingdom exchanged its 16.5% interest in Fairmont for shares of FHR. FHR issued 2,875,000 shares at $24.00 per common share to Kingdom, equivalent to approximately 3.7% of FHR's issued and outstanding shares. The acquisition was accounted for using the step purchase method. The results of Fairmont will continue to be included in the consolidated statements of income, and the results related to non-controlling interest will be reduced to 16.5% from September 23, 2002. The share exchange transaction, including related acquisition costs of approximately $0.2, was allocated as follows:

Goodwill	$ 16.7
Intangible assets	43.0
Non-controlling interest	26.2
Future taxes	(16.7)
	$ 69.2

4. In September 2002, FHR invested $9.0 for a 19.9% equity interest and management contract in the Sonoma Mission Inn & Spa in Sonoma County, California. FHR has committed to advance a loan of $10.0 to the Sonoma Mission Inn & Spa.

5. Shareholders' equity

	September 30 2002	December 31 2001
Common shares	$ 1,187.4	$ 1,162.4
Contributed surplus	141.9	142.4
Foreign currency translation adjustments	27.3	20.2
Retained earnings (deficit)	29.9	(19.6)
	$ 1,386.5	$ 1,305.4

The diluted weighted-average number of common shares outstanding is calculated as follows:

	Three Months ended September 30		Nine Months ended September 30	
	2002	2001	2002	2001
	(in millions)		(in millions)	
Weighted-average number of common shares outstanding - basic	77.9	79.1	78.4	78.9
Stock options	1.1	0.4	1.3	0.3
Weighted-average number of common shares outstanding - diluted	79.0	79.5	79.7	79.2

In October 2001, the Company announced a program to repurchase in a 12-month period, up to 10% of its outstanding shares. For the nine months ended September 30, 2002, FHR had repurchased 3,006,800 shares (2,960,000 shares for the third quarter) for total consideration of $73.0 ($71.8 for the third quarter), of this cost, $42.6 ($41.4 in the third quarter) was charged to common shares while $30.4 was charged to retained earnings. During the nine months ended September 30, 2002, FHR issued 54,467 shares (25 shares for the third quarter) pursuant to KESOP for total proceeds of $0.5 ($0.0 for the third quarter). At September 30, 2002, 78,569,035 common shares were outstanding (2001 - 79,127,044).

During the nine months ended September 30, 2002, 40,000 stock options were granted (nil for the third quarter) with an average strike price of $31.47. All of these stock options were granted to directors pursuant to the stock option plan resolution as described in the Arrangement circular of CPL dated August 3, 2001 and approved at the September 26, 2001 Special Meeting of Shareholders. Options issued under the Directors' Stock Option Plan vest immediately, unlike the options granted in 2001 under the KESOP, which vest over a four-year period.

Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002, net income and basic and diluted earnings per share would have been:

5. Shareholders' equity (continued)

	Three Months Ended	Nine Months Ended
	September 30, 2002	
Reported net income	$ 39.0	$ 81.5
Net income assuming fair value method used	$ 39.0	$ 81.1
Assuming fair value method used		
Basic earnings per share	$ 0.50	$ 1.03
Diluted earnings per share	$ 0.49	$ 1.02

In calculating net income and basic and diluted earnings per share, stock options issued prior to January 1, 2002 have been excluded from the fair value-based accounting method.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected dividend yield	0.2%
Expected volatility	32.0%
Risk-free interest rate	4.24%
Expected option life in years	4.0

6. Other (income) and expense

	Three Months ended September 30 2002	Three Months ended September 30 2001	Nine Months ended September 30 2002	Nine Months ended September 30 2001
Brand technology development costs	$ -	$ -	$ -	$ 22.4
Write-off of deferred development charges, leasehold improvements and equity investment	-	-	-	7.2
Write-off of management contracts	-	-	-	5.8
Restructuring costs	-	6.4	-	6.4
Other	-	-	(6.9)	10.0
	-	6.4	(6.9)	51.8
Gain on sale of Legacy units	-	-	-	(31.1)
Other income	-	(12.5)	-	(12.5)
	$ -	$ (6.1)	$ (6.9)	$ 8.2

7. Corporate expenses for 2001 of $26.4 ($10.9 for the quarter) were costs associated with the corporate activities performed by CPL for its subsidiaries, including CPH&R, prior to October 1, 2001. The majority of these corporate activities have been eliminated subsequent to October 1, 2001. Reorganization expenses for 2001 were $138.1 for the three and nine months ended September 30, 2001.

8. Changes in non-cash working capital:

	Three Months ended September 30 2002	Three Months ended September 30 2001	Nine Months ended September 30 2002	Nine Months ended September 30 2001
Decrease (increase) in current assets				
Accounts receivable	$ 4.1	$ 85.7	$ (13.7)	$ 69.5
Materials and supplies	1.2	6.5	-	5.1
Other	-	25.3	(10.8)	26.0
Increase (decrease) in current liabilities				
Accounts payable and accrued liabilities	(7.9)	(36.1)	(7.6)	(51.6)
Income taxes payable	5.4	(11.1)	3.3	(16.8)
	2.8	70.3	(28.8)	32.2
Adjustments for disposals and acquisitions	2.6	-	(2.0)	(8.7)
	$ 5.4	$ 70.3	$ (30.8)	$ 23.5

9. Segmented Information

The continuing operations of FHR have five reportable operating segments in two core business activities, ownership and management operations. The segments are Hotel Ownership, Investment in Legacy Hotels Real Estate Investment Trust ("Legacy"), Land Held for Sale, Fairmont Hotels Inc. ("Fairmont") and Delta Hotels Limited ("Delta"). Hotel ownership consists of real estate interests ranging from approximately 20% to 100% in 22 properties. The investment in Legacy consists of an approximate 36% equity interest in Legacy, which owns 22 hotels and resorts across Canada. Land held for sale consists primarily of two large undeveloped land blocks in Toronto and Vancouver. Fairmont is a luxury hotel management company and Delta is a Canadian first class hotel management company.

The performance of all segments is evaluated primarily on operating income before amortization, other income and expense, reorganization and corporate expenses, interest and income taxes ("EBITDA"). Amortization, other income and expenses, reorganization and corporate expenses and goodwill charges are not allocated to the individual segments. All transactions among operating segments are done at fair market value.

9. Segmented Information (continued)

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR's reportable segments:

Three Months ended September 30, 2002	Ownership			Management			
	Hotel Ownership	Legacy	Land Held for Sale (a)	Fairmont	Delta	Inter-segment Elimination and Other (b)	Total
Revenues	$ 154.0	$ 7.2	$ 2.1	$ 11.3	$ 3.6	$ (6.8)	$ 171.4
EBITDA	54.3	7.2	2.1	7.9	2.7	-	74.2
Total assets	1,848.7	69.7	87.1	201.5	70.4	(252.9)	2,024.5
Capital expenditures	10.6	-	5.1	1.0	-	-	16.7

Three Months ended September 30, 2001	Ownership			Management			
	Hotel Ownership	Legacy	Land Held for Sale (a)	Fairmont	Delta	Inter-segment Elimination and Other (b)	Total
Revenues	$ 141.4	$ 4.9	$ -	10.2	$ 2.9	$ (4.6)	$ 154.8
EBITDA	42.2	4.9	(2.0)	7.2	2.1	-	54.4
Total assets (c)	1,457.2	63.3	95.3	166.2	63.9	159.4	2,005.3
Capital expenditures	30.0	-	2.4	1.8	-	-	34.2

Nine Months ended September 30, 2002	Ownership			Management			
	Hotel Ownership	Legacy	Land Held for Sale (a)	Fairmont	Delta	Inter-segment Elimination and Other (b)	Total
Revenues	$ 415.8	$ 6.9	$ 6.1	$ 30.3	$ 8.6	$ (19.4)	$ 448.3
EBITDA	126.9	6.9	5.7	19.8	6.2	-	165.5
Total assets	1,848.7	69.7	87.1	201.5	70.4	(252.9)	2,024.5
Capital expenditures	60.3	-	17.5	3.6	-	-	81.4

Nine Months ended September 30, 2001	Ownership			Management			
	Hotel Ownership	Legacy	Land Held for Sale (a)	Fairmont	Delta	Inter-segment Elimination and Other (b)	Total
Revenues	$ 408.9	$ 6.9	$ 9.9	$ 30.6	$ 8.2	$ (22.7)	$ 441.8
EBITDA	115.9	6.9	6.0	22.1	5.7	-	156.6
Total assets (c)	1,457.2	63.3	95.3	166.2	63.9	159.4	2,005.3
Capital expenditures	80.3	-	6.9	4.1	0.7	-	92.0

(a) Revenues represent gain on disposals of land held for sale.

(b) Revenues represent management fees that are charged by Fairmont and Delta to the hotel ownership operations, which are eliminated on consolidation and the elimination of revenues on land held for sale. Total assets represent corporate assets net of elimination of intersegment loans.

(c) Total assets exclude the assets of discontinued operations.

10. Results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

11. Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2002.

Exhibit 2

Fairmont
HOTELS & RESORTS

For immediate release

FAIRMONT HOTELS & RESORTS INC. TO ACQUIRE THE ORCHID AT MAUNA LANI ON THE ISLAND OF HAWAII

Strategic Acquisition Highly Complementary to Fairmont's Portfolio of Resorts

TORONTO, October 21, 2002 - Fairmont Hotels & Resorts Inc. ("FHR") (TSX/NYSE: FHR) today announced that it has agreed to acquire The Orchid at Mauna Lani on the Island of Hawaii from an affiliate of Colony Capital LLC. FHR's luxury management company, Fairmont Hotels & Resorts ("Fairmont"), will operate the property, which will be officially flagged "The Fairmont Orchid, Hawaii" in December 2002.

The purchase price for the property is approximately $140 million plus closing costs and will be funded with existing credit facilities. The transaction is expected to close in December, subject to certain conditions.

"FHR has been actively seeking prudent growth in the United States to increase its luxury portfolio. This acquisition is of strategic importance to us," commented William R. Fatt, chief executive officer of FHR. "The Fairmont brand is well positioned in the resort market, in locations with high barriers to entry, and has a strong presence on the west coast. In addition, the guest profile and product quality of The Orchid at Mauna Lani are consistent with those of the Fairmont brand. As a result, we believe it will be a strong complement to our current portfolio."

Mr. Fatt continued, "We have the necessary capabilities to improve the performance of this property. Our strength in the luxury group market provides the potential for future revenue growth, as we capitalize on the resort's extensive meeting space. In addition, we should benefit from both cost and customer synergies with The Fairmont Kea Lani in Maui. The Orchid at Mauna Lani has had recent guestroom and public area renovations that are consistent with the standards of the Fairmont brand. This will allow us to focus on further enhancements to improve revenues."

The Orchid at Mauna Lani was named to Condé Nast Traveler's 2002 Gold List alongside 21 of Fairmont's hotels and resorts. The property was also called 'one of the best golf resorts' by Condé Nast Traveler's 2001 Top Golf Resorts readers' survey and was a 2001 Condé Nast Traveler Readers' Choice award winner.

About The Orchid at Mauna Lani

The resort is situated on 32 beachfront acres along the semi-tropical Kohala Coast, on the Northwestern coast of Hawaii. With 538 guestrooms and suites, the resort offers a full-service spa and fitness center, 42,000 square feet of function space, three restaurants, 10 tennis courts, and is located close to two 18-hole golf courses.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's current portfolio consists of 79 luxury and first class properties with approximately 31,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab

Emirates. It holds an 83.5 percent controlling interest in Fairmont, North America's largest luxury hotel management company. Fairmont manages 39 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac, The Fairmont Scottsdale Princess and The Plaza in New York City. FHR also holds a 100 percent interest in Delta Hotels, Canada's largest first class hotel management company, which manages and franchises a portfolio of 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 22 properties, two large undeveloped land blocks and an approximate 36 percent investment interest in Legacy Hotels Real Estate Investment Trust, which owns 22 properties.

About Colony Capital LLC

Colony Capital LLC is a private, international investment firm focusing primarily on real estate-related assets and operating companies. Over the past decade, Colony has invested more than $8 billion in such assets in the United States, Europe and Asia. Colony has been an active participant in Hawaii since 1994 when it led the acquisition of the Hilton Waikaloa Hotel on the Kohala Coast. Colony is committed to Hawaii and the Big Island and continues to own Pauao Beach resorts and the W in Honolulu.

-30-

Investors:
Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com/investor

Media:
Laura Fairweather
Executive Director Public Relations
Tel: 416.874.2404
Email: communications@fairmont.com
Website: www.fairmont.com

Note to Editor: Images are available by contacting the Public Relations department at communications@fairmont.com.

"Elan Group" or "the Group"	Elan and its subsidiaries;
"Elan International"	Elan Pharma International Limited, a wholly owned subsidiary of Elan;
"Elan Operations"	Elan Operations, Inc., a wholly owned subsidiary of Elan;
"Elan parties"	with respect to the Asset Purchase Agreement, the affiliates of Elan party to such agreement;
"Elan Pharmaceuticals"	Elan Pharmaceuticals, Inc., a wholly owned subsidiary of Elan;
"Enzon"	Enzon, Inc., the purchaser of the Assets;
"EPIL II"	Elan Pharmaceutical Investments II, Ltd., a wholly owned subsidiary of Elan;
"EPIL III"	Elan Pharmaceutical Investments III, Ltd., a wholly owned subsidiary of Elan;
"Executive Shares"	the 1,000 Executive Shares of nominal value €0.0125 each in issue as at 16 October, 2002 (being the latest practicable date prior to publication of this document);
"existing issued ordinary share capital"	the 350,407,763 Ordinary Shares in the capital of the Company in issue as at 16 October, 2002 (being the latest practicable date prior to publication of this document);
"Extraordinary General Meeting" or "EGM"	the Extraordinary General Meeting of the Company to be held at The Davenport Hotel, Merrion Square, Dublin 2, Ireland, at 10.30 a.m. on 12 November, 2002;
"FDA"	US Food and Drug Administration;
"Form of Proxy"	the form of proxy for use at the EGM which accompanies this document;
"Ireland"	Ireland, excluding Northern Ireland, and Irish shall be construed accordingly;
"Irish Stock Exchange"	The Irish Stock Exchange Limited;
"Japan"	Japan, its provinces and territories and all areas subject to its jurisdiction and any political sub-division thereof;
"Listing Rules"	the Listing Rules of the Irish Stock Exchange, and/or, as appropriate, of the UK Listing Authority;
"London Stock Exchange"	London Stock Exchange plc;
"LYONs"	Liquid Yield Option™ Notes due 2018 issued by Elan Finance Corporation Limited, a wholly owned subsidiary of Elan, in December, 1998 in the principal amount of US$1,643.5 million at maturity and at an issue price of US$524.78 per US$1,000 principal amount at maturity;
"Morgan Stanley"	Morgan Stanley & Co. Limited;

"MVI-12"	a multivitamin preparation for intravenous infusion, which is the subject of a processing and packaging agreement between The Liposome Company Inc. (acquired by Elan in May, 2000) and aaiPharma, Inc., whereby The Liposome Company Inc. processes and packages commercial quantities of MVI-12 on behalf of aaiPharma, Inc.;
"Myocet"	Myocet™, an injectable liposome-encapsulated doxorubicin citrate complex product used as a first line therapy for metastatic breast cancer in combination with cyclophosphamide;
"NYSE"	the New York Stock Exchange;
"Option Holders"	holders of Options under the Share Option Schemes operated by the Company;
"Ordinary Shares"	Ordinary Shares of nominal value €0.05 each in the capital of the Company;
"QSPEs"	Qualifying Special Purpose Entities;
"parties"	with respect to the Asset Purchase Agreement, Enzon, on the one hand, and the Elan parties on the other;
"Recovery Plan"	the proposed restructuring of Elan's businesses, assets and balance sheet and the repositioning of the Group as a biopharmaceutical company, focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain and autoimmune diseases, details of which were announced on 31 July, 2002;
"Registrar"	Computershare Investor Services (Ireland) Limited;
"Resolution"	the ordinary resolution to be proposed at the EGM;
"SEC"	the US Securities and Exchange Commission;
"Shareholder(s)"	the holder or holders of Ordinary Shares and/or of American Depositary Shares and/or of "B" Executive Shares;
"Share Option Schemes"	collectively, the 1996 Long-Term Incentive Plan (as amended), the 1996 Consultant Option Plan, the 1998 Long-Term Incentive Plan, the 1999 Stock Option Plan (as amended), the Dura 2000 Stock Option Plan, the 1986 and 1989 Incentive Stock Option Schemes, the Segix Stock Option Plan and a number of other option arrangements pursuant to which outstanding options over the capital of companies acquired by Elan (including but not limited to Athena Neurosciences, Inc. and The Liposome Company, Inc.) have been converted into Options over Ordinary Shares;
"Stock Exchanges"	the Irish Stock Exchange and the London Stock Exchange;
"subsidiary"	shall have the meaning ascribed to it by section 155 of the Companies Act, 1963;
"Territory"	the United States, Canada and, to the extent that product rights to Abelcet are so transferable pursuant to the terms of the Asset Purchase Agreement, Japan;

"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland, its provinces and territories and all areas subject to its jurisdiction and any potential sub-division thereof;
"UKLA" or "UK Listing Authority"	the Financial Services Authority, acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 of the United Kingdom;
"US" or "United States"	the United States of America, its territories and possessions, any states of the United States of America, the District of Columbia and all other areas subject to the jurisdiction of the United States of America;
"US GAAP"	US generally accepted accounting principles; and
"Warrant Holders"	holders of outstanding Warrants over Ordinary Shares.

Notes:

(i) *Unless otherwise stated in this document, all references to statutes or other forms of legislation shall refer to statutes or forms of legislation of Ireland. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.*

(ii) *The symbol "€" refers to euro, the lawful currency of Ireland pursuant to the provisions of the Economic and Monetary Union Act, 1998. The symbol "US$" or "$" refers to US dollars.*

(iii) *Unless otherwise stated, consideration amounts under the Asset Purchase Agreement referred to throughout this document have been translated from US dollars to euro at a rate of US$1 : €1.0180, being the reference rate issued by the European Central Bank on 16 October, 2002 (the latest practicable date prior to publication of this document).*

(iv) *Words importing the singular shall include the plural and vice versa and words importing the masculine gender shall include the feminine or neutral gender.*

(v) *Unless otherwise stated, all references to time in this document are to time prevailing in Ireland and the United Kingdom.*

(vi) *This document contains forward-looking statements about Elan's financial results and estimates, business prospects and products under development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially from those described herein are the following: the outcome of the Recovery Plan and Elan's ability to maintain financial flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetised to meet its liquidity requirements; the outcome of the ongoing SEC investigation and Shareholder litigation; the success of research and development activities and the speed with which regulatory authorisations and product launches may be achieved: competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; trends towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report and Form 20-F for the fiscal year ended 31 December, 2001, and in its Reports of Foreign Issuer on Form 6-K, each filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.*

PART I
LETTER FROM THE CHAIRMAN

Elan Corporation, plc

(Incorporated and Registered in Ireland under the Companies Act 1963 to 2001—Registered Number 30356)

Directors
Garo H. Armen, Ph.D. *(Chairman)*
John Groom *
Daniel P. Tully *
Brendan E. Boushel *
Laurence G. Crowley *
Ann Maynard Gray *
Alan R. Gillespie, Ph.D. *
Kieran McGowan *
Kevin M. McIntyre, M.D. *
Kyran McLaughlin *
Dennis J. Selkoe, M.D. *
The Honourable Richard L. Thornburgh *

* denotes non-executive

Registered and Head Office:
Lincoln House
Lincoln Place
Dublin 2
Ireland

22 October, 2002

To the holders of Ordinary Shares, American Depositary Shares and "B" Executive Shares and, for information only, to Option Holders and Warrant Holders and holders of Executive Shares

Dear Shareholder,

DISPOSAL OF THE US, CANADIAN AND ANY JAPANESE RIGHTS TO ABELCET AND CERTAIN ASSOCIATED ASSETS AND NOTICE OF EXTRAORDINARY GENERAL MEETING

1. INTRODUCTION

On 31 July, 2002, Elan announced a Recovery Plan to restructure its business, assets and balance sheet as a biopharmaceutical company focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain and autoimmune diseases, and to strengthen the Group's liquidity position. As part of the Recovery Plan, the Board announced its intention to divest certain non-core financial assets, businesses, products and other assets. The Disposal by Elan of the US, Canadian and any Japanese rights to Abelcet and certain associated assets (announced on 2 October, 2002) (further information in relation to which is set out in the section of this letter entitled *"Information on the Disposal"*) for a cash consideration of US$370 million (which may be subject to some downward adjustment for pre-Completion net sales of Abelcet and other changes in inventory value, as more specifically described in Part IV of this document) represents an important step in the Recovery Plan.

Due to the classification accorded to this transaction under the Listing Rules, completion of the Disposal is conditional, upon the approval of Elan's Shareholders which will be sought at an Extraordinary General Meeting to be held at 10.30 a.m. on 12 November, 2002.

The purpose of this letter is to:

(i) provide you with the full details of the Disposal; and

(ii) explain why the Board believes that the Disposal is in the best interests of the Company and its Shareholders as a whole and to seek your approval for it.

The notice convening the Extraordinary General Meeting is set out at the end of this document.

2. BACKGROUND TO AND REASONS FOR THE DISPOSAL

On 31 July, 2002, the Company set out its intention to restructure the Group's business, assets and balance sheet in order to focus Elan on neurology, pain and autoimmune diseases. It is intended that the restructured Group will be a biopharmaceutical company with leading research and development capabilities and a specialised sales and marketing organisation in these core therapeutic areas. As part of the Recovery Plan, the Board announced its intention to divest a number of assets outside the identified core therapeutic areas. The Assets which are the subject of the Disposal fall into this category.

A key objective of the Recovery Plan is to strengthen the liquidity position of the Group in order to ensure a continued ability to meet the Group's financial obligations and commitments and provide ongoing funding for its research and development activities. In order to achieve this, Elan has targeted total proceeds from the divestiture programme of approximately US$1 billion up to April, 2003 and a further approximate US$500 million by the end of 2003. Elan believes that the proceeds from the Disposal will improve the Continuing Group's cash position and thereby help achieve its objective.

Pro forma financial information on the Group following the Disposal, prepared for illustrative purposes only, is set out in Part III of this document.

3. PRINCIPAL TERMS AND CONDITIONS OF THE DISPOSAL

Under the Asset Purchase Agreement, which was signed on 1 October, 2002, Elan has agreed to sell rights in the Territory to Abelcet, along with associated assets, to Enzon. The gross consideration for the Disposal will be US$370 million (approximately €376.7 million) in cash. The consideration is subject to downward adjustment based on net sales of Abelcet between signing and closing of the transaction, as well as certain changes in inventory value (which are not expected by the Company to exceed US$10 million), as more specifically described in Part IV of this document. The transaction costs of the Disposal are estimated to be approximately US$4.5 million. Management estimates the likely tax charge to the Group in relation to the Disposal to be approximately US$6.5 million.

Following the receipt by Elan of offers from a number of interested parties for the Abelcet rights, the Board entered into an agreement with Enzon. The Board believes that Enzon was the most appropriate purchaser with whom to contract for a number of reasons. The agreed consideration under the Asset Purchase Agreement represents approximately 5 times net revenue (attributable to Abelcet (US and Canada) in respect of the year ended 31 December, 2001) and 1.68 times the carrying value of the assets (as at 30 June, 2002) and is, therefore, within the industry range for similar transactions. Also, the agreement on the future supply by Enzon to the Elan Group of Myocet and Abelcet was an important consideration. Having regard to these terms, and, *inter alia*, to the expected time to completion of the transaction, the Board believes that the terms of the Disposal are in the best interests of the Shareholders and that the value of the Assets justifies the consideration receivable on their disposition.

Completion of the Disposal is conditional upon the approval of Shareholders. It is anticipated that the Disposal will close promptly after fulfilment of the pre-conditions as specified in the Asset Purchase Agreement.

Further information on the Asset Purchase Agreement is set out in Part IV of this document.

4. INFORMATION ON THE DISPOSAL

As stated above, the Group is disposing of the US, Canadian and any Japanese rights, as described below, to Abelcet, along with associated assets, including certain intellectual property and clinical study data and related regulatory filings and approvals, a manufacturing facility for Abelcet, Myocet and MVI-12 in the United States, and Abelcet and other inventory produced at the manufacturing facility and owned by the Elan Group. The carrying values of the Assets being disposed of as at 30 June, 2002 were US$204.0 million (apportioned at the date of acquisition of Abelcet using US, Canadian and Japanese forecast sales at that date as a percentage of total forecast sales), US$12.2 million and US$7.1 million, for the intellectual property, manufacturing facility and inventory, respectively. In addition, Elan expects to include in the carrying value of intangible assets, up to US$20 million in relation to goodwill and approximately US$23.4 million in relation to the purchase of royalty rights from Autoimmune Diseases Research & Development Corporation Limited ("Autoimmune"), as further referred to in notes (4) and (5) respectively of Part III of this document. On the basis of these adjustments, the net profit arising on the Disposal (after tax and Disposal expenses) is approximately US$92.3 million. To the extent that the Group is permitted to do so under its current contractual arrangements and can do so without incurring material and adverse financial cost (unless this cost is reimbursed by Enzon), the Group will transfer any Abelcet rights in Japan to Enzon after the Completion. Elan will conduct a review to establish the extent of its Abelcet rights in Japan. Abelcet has not yet been approved in Japan. The Group will retain the rights to Abelcet outside the Territory.

Abelcet, an injectible amphotericin B lipid formulation, is a polyene antifungal agent indicated for serious invasive fungal infections in patients who are refractory to or intolerant of conventional amphotericin B therapy. Abelcet is primarily marketed as an effective and safer alternative to conventional amphotericin B therapy. Abelcet was developed by The Liposome Company, Inc. (which was acquired by Elan in May, 2000) and received FDA approval for its first indication, aspergillosis, in November, 1995. This initial indication was later expanded in October, 1996 to include all invasive fungal infections. Abelcet is a leading product in the US intravenous antifungal market with an approximate 19.0% market share overall and a 43.5% market share among amphotericin B therapies (for the period June, 2001 to May, 2002).

The Group's existing intellectual property position provides exclusivity for the research, development, manufacture and sale of Abelcet in the US and Canada. It is expected to provide US market exclusivity until 2014.

The Abelcet sales force comprises approximately 55 hospital based sales representatives and managers in the United States and 6 in Canada. Enzon expects to make offers of employment to the US sales force on the Completion. The Elan Group will retain the Canadian sales force for one year following the Closing Date, during which period, they will sell Abelcet in Canada for Enzon. After this one year period, Enzon is expected to make offers of employment to the Canadian sales force and they are expected to sell Myocet in Canada for the Elan Group.

Abelcet is manufactured at an approximately 56,000 sq. ft. manufacturing facility in Indianapolis, Indiana, United States, which is also part of the Assets. The manufacturing plant is approved by the FDA and is capable of producing sterile intravenous therapeutics. The 94 employees associated with the manufacturing facility are also expected to be offered employment by Enzon. In addition to Abelcet, the manufacturing facility also produces Myocet and MVI-12. Enzon will manufacture Abelcet (for marketing by Elan outside of the Territory) and Myocet for the Elan Group. Enzon will manufacture MVI-12 on behalf of aaiPharma.

As set out in Part II of this document, in 2001, Elan had net revenue and gross profit for Abelcet of US$69.1 million and US$56.4 million, respectively, in the United States and Canada. For the first half of 2002, Elan had net revenue and gross profit for Abelcet of US$44.1 million and US$35.1 million, respectively, in the United States and Canada. To date Abelcet has not been approved or launched by Elan in Japan.

5. USE OF PROCEEDS

The net proceeds of the Disposal will contribute to the cash reserves required to meet the Group's financial obligations and commitments due in 2003, along with providing continued funding of its research and development activities.

As set out in Part III of this document, net cash proceeds (before tax) from the Disposal will amount to US$365.5 million (approximately €372.1 million) assuming, for the purposes hereof, no downward adjustments for net sales of Abelcet between signing and closing or for any changes in inventory value at Completion (which in any event are not expected by the Company to exceed US$10 million). Management estimates the likely tax charge to the Group in relation to the Disposal to be approximately US$6.5 million.

6. WORKING CAPITAL

As previously referred to herein, the Group intends to generate cash by monetising a substantial portfolio of businesses, assets and products which are no longer core to the Elan Group. This divestiture programme, together with a programme of cost reductions through headcount, infrastructure reductions and business rationalisations aimed at reducing operating expenditure, are the key elements of the Recovery Plan.

In the Company's opinion, following completion of the Disposal and having regard to existing cash resources and available bank and other financing facilities and taking into account the net proceeds of the Disposal, the Continuing Group has sufficient working capital for its present requirements, that is, for at least the 12 months following the date of publication of this document.

Holders of the US$1,014 million LYONs may require the Elan Group to purchase all or a portion of the notes on 14 December, 2003, 14 December, 2008 and 14 December, 2013 at a purchase price equal to the issue price plus all accrued original issued discount through the purchase date. 14 December, 2003 is also the date from which the LYONs become redeemable for cash at any time at the Elan's Group's option. Because the LYONs are exchangeable by the holders into ADSs, the probability of holders requiring the Elan Group to purchase all or a portion of their notes on 14 December, 2003 is dependent upon the market price of the ADSs at that date. If such price does not increase sufficiently prior to 14 December, 2003 or if the Elan Group does not amend the terms of the indenture governing the LYONs, subject to acceptance of such amendment by the holders of the LYONs, the holders of the notes may put the LYONs to the Elan Group. In that event, the Elan Group may, at its option, elect to pay the purchase price for the LYONs in cash, by the delivery of ADSs (subject to certain conditions, including continuing listing of the ADSs) at the then prevailing market price, or any combination of cash and ADSs. In the event that the Elan Group either elects to redeem the LYONs in cash or, pursuant to the put, elects to repay the LYONs in cash, in December, 2003 (which falls outside the 12-month period referred to in the preceding paragraph), the availability of sufficient cash for this purpose will be dependent on the successful execution of the Recovery Plan, including completion of the Disposal, and, in particular, on the continued implementation of the divestiture programme and achievement of targeted proceeds.

The Disposal is an important element of the Recovery Plan and if the Disposal is not completed, the Continuing Group's financial flexibility and liquidity could be reduced. If the Disposal is not completed, the Board will, nevertheless, proceed with the continued implementation of the Recovery Plan, and will seek to generate the targeted proceeds from other divestitures. Notwithstanding the completion of the Disposal, Elan's cash position will in future periods be dependent on a number of factors, including its asset divestiture programme, its balance sheet restructuring, its debt service requirements and its future operating cash flow. In addition to the Disposal, other asset divestitures, and the other actions and objectives outlined with respect to the Recovery Plan, it is likely that Elan would seek to further increase its financial flexibility and liquidity in the future. Steps which may be taken in this context are the raising of additional capital, the restructuring or refinancing of outstanding indebtedness and/or the repurchasing of equity securities or outstanding debt, including the LYONs, either in the open market or privately.

7. CURRENT TRADING AND PROSPECTS

Since July, 2002, the Board has worked to improve the structure of the Company's business, assets and balance sheet, as well as the liquidity position and financial flexibility of the Company through refocusing on the three key therapeutic areas, implementing a cost reduction programme and divesting assets. In addition, significant changes in senior management were initiated in connection with the Recovery Plan. The Company's interim results for the six months ended 30 June, 2002 were published in an announcement dated 31 July, 2002 and on 30 September, 2002 the Company issued an announcement providing an update on its third quarter ended 30 September, 2002.

In the announcement of 30 September, 2002, Elan stated that while the prescriptions for Elan's key US promoted brands continue to grow, product revenues in the third quarter of 2002 are expected to be approximately US$200 million, compared to US$375 million in the second quarter of 2002. The reduction in revenues of approximately US$175 million is in part attributable to the genericisation of Zanaflex (US$60 million) and the termination of arrangements with Autoimmune (US$15 million). The remaining reduction is attributable to the elimination of certain product rationalisation revenue sources, a change in Elan's pricing strategy, short-term product supply issues due to manufacturing constraints of third parties and the asset divesture programme. In addition, the Group made a US$142 million cash payment on 30 September, 2002 to satisfy its previously disclosed commitment under a guarantee in connection with the sale of certain financial assets by EPIL III. As a result, the Group will record a cash charge of US$142 million in its third quarter results. The Group also expects to record an estimated non-cash charge, arising on its investment portfolio and the EPIL II and EPIL III guarantees, of up to approximately US$400 million in its third quarter results, of which approximately US$150 million is related to the remaining EPIL II and EPIL III guarantees (further information in relation to which is set out in sections 4(a)(iii) and 4(a)(iv) of Part V of this document). In its third quarter results, Elan will also record other charges including restructuring costs, severance costs and asset write-downs. As further stated in the announcement, estimated cash and liquid resources at 30 September, 2002 were in excess of US$600 million. The third quarter results for the Elan Group in respect of the period ended 30 September, 2002 are expected to be published on 30 October, 2002.

Proposed significant investment in Elan's focused research and development activities, the continued implementation of the cost reduction programme and the timing of future divestitures are expected to impact the Continuing Group's future results in the current financial year. For example, the Recovery Plan is expected to result in charges to the profit and loss account for intangible and tangible asset write-downs, asset impairments, severance costs and similar restructuring charges as these costs are incurred.

The cost reduction programme aims to reduce operating expenditures. It is not expected to impact Elan's investment in its core research and development activities, which Elan believes represents significant growth potential. In addition, capital expenditures and financial investments will generally be limited to those businesses in Elan's core therapeutic areas.

The Directors believe that the Recovery Plan will improve the prospects for the Continuing Group. The Disposal, together with transactions such as the licensing agreement with Watson Pharmaceuticals, Inc. relating to nifedipine CC (announced on 23 August, 2002) and the sale of Actiq™ rights in 12 territories, principally in Europe, to Anesta Corp., a subsidiary of Cephalon Inc., for US$50 million in cash (announced on 3 October, 2002), represent significant positive actions in improving the Continuing Group's liquidity position and financial flexibility. The repayment by Elan of its US$325 million revolving credit facility in July, 2002 and the termination of that facility (financed from existing cash resources of the Elan Group) demonstrate Elan's continuing commitment to improve its overall financial position and prospects.

The Directors believe that, following the Completion, the prospects for the Continuing Group in the current financial year will be improved and that the Disposal of the Assets is an important element in the Group's restructuring.

8. ADDITIONAL INFORMATION

Your attention is drawn to the additional financial information relating to the Assets set out in Part II of this document. You are advised to read the whole of this document and not merely to rely on the summarised information set out in this letter.

9. EXTRAORDINARY GENERAL MEETING

You will find set out at the end of this document a notice convening an Extraordinary General Meeting of the Company to be held at The Davenport Hotel, Merrion Square, Dublin 2, Ireland at 10.30 a.m. on 12 November, 2002, at which an ordinary resolution will be proposed to consider, and, if thought fit, approve the Disposal.

10. ACTION TO BE TAKEN

You will find enclosed with this document a Form of Proxy for use by Shareholders at the EGM. Your vote is important regardless of the number of shares you own. We encourage you to vote your shares as soon as possible. Please note the following deadlines for voting by proxy:

- Proxies representing registered holders of Ordinary Shares must be received by the Registrar, Computershare Investor Services (Ireland) Limited, at PO Box 954, Business Reply Centre, Dublin 18, Ireland (if delivered by post) or at Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland (if delivered by hand), no later than 10.30 a.m. on 10 November, 2002. Completion and return of a Form of Proxy will not preclude Ordinary Shareholders from attending and voting at the meeting in person should they so wish.
- Proxies representing registered holders of American Depositary Shares must be returned so that they are received by the ADR Depositary, The Bank of New York at 101 Barclay Street, New York, NY 10011, United States, no later than the close of business in New York on 6 November, 2002. Details of how to vote by telephone or over the internet are provided on the Form of Proxy.
- Holders of American Depositary Shares in nominee accounts should follow the instructions provided by the bank or broker custodian.

11. RECOMMENDATION

The Directors have received financial advice from Morgan Stanley in relation to the financial terms of the Disposal. In providing advice to the Directors, Morgan Stanley has relied upon the Directors' commercial assessment of the Disposal.

The Directors consider the terms of the Disposal to be in the best interests of the Company and its Shareholders as a whole and that the value of the Assets justifies the consideration receivable on their Disposal.

Accordingly, the Directors unanimously recommend Shareholders to vote in favour of the Resolution to be proposed at the Extraordinary General Meeting, as they have indicated their intention to do in respect of their own beneficial holdings which, in aggregate, amount to 2,003,679 Ordinary Shares, representing approximately 0.57% of the existing issued ordinary share capital of the Company.

Yours faithfully,

GARO H. ARMEN, Ph.D.

Chairman

PART II
FINANCIAL INFORMATION ON THE ASSETS

The financial information contained in this Part II represents financial information in respect of Abelcet in the United States and Canada in respect of the periods stated herein. Abelcet is not yet approved or marketed in Japan. Elan acquired Abelcet with the acquisition of The Liposome Company, Inc. on 12 May, 2000 and the financial performance of Abelcet is included in Elan's financial statements from that date. The financial results of Abelcet are accounted for by Elan Pharmaceuticals, which is engaged in the research, development and sale of pharmaceutical products. Elan Pharmaceuticals is the holding company for a sizeable portfolio of pharmaceutical products. As Abelcet is one of a number of products manufactured at the manufacturing facility in Indianapolis, Indiana, United States, certain costs cannot be directly apportioned to Abelcet. In addition, because Abelcet is marketed by a sales force in the United States which also markets two other products, only an estimate (based on the assumption specified in note (b) of section (2) below) of selling, marketing and medical expenses attributable to Abelcet, can be provided. General and administrative expenses also cannot be directly attributed to Abelcet, and nor can any allocation of overhead, interest or tax be made. In addition, the financial information presented does not include any charges relating to the amortisation of the Abelcet intangible asset.

(1) Basis of Preparation

Financial information on the Assets post acquisition by Elan of The Liposome Company, Inc. on 12 May, 2000, set out in this Part II, has been extracted, without material adjustment, from schedules compiled for the purposes of preparing the published, audited consolidated annual financial statements of Elan for each of the years ended 31 December, 2000 and 2001 and from schedules compiled for the purposes of preparing the published, unaudited consolidated interim financial statements of Elan for the six months ended 30 June, 2002. Financial information on the Assets prior to their acquisition by Elan from the Liposome Company, Inc. has been extracted, without material adjustment, from schedules compiled for the purposes of preparing the audited financial statements of The Liposome Company, Inc. and Elan Corporation, plc for the years ended 31 December, 1999 and 31 December, 2000 respectively.

The financial information presented does not represent statutory accounts as defined by section 19 of the Companies Act, 1986.

(2) Statement of Abelcet Net Revenues and Gross Profit

	Year ended 31 December, 1999 US$m	Year ended 31 December, 2000 US$m	Year ended 31 December, 2001 US$m	Unaudited 6 months ended 30 June, 2002 US$m
Net revenue after discounts and allowances	71.7	79.6	69.1	44.1
Costs of goods sold[(a)]	17.1	16.2	12.7	9.0
Gross profit	54.6	63.4	56.4	35.1
Selling, marketing and medical expenses[(b)]	14.2	14.1	15.2	9.3

(a) Represents cost of goods sold at standard cost relating to the production of Abelcet. This does not include additional manufacturing facility costs (which cannot be directly attributed to Abelcet), constituting unrecovered labour and overhead costs at the facility, as well as costs incurred in the production of Myocet and MVI-12 (being the two other products manufactured at the facility). The aggregate of such costs for the years ended 31 December, 1999, 2000 and 2001 and the six months ended 30 June, 2002 were US$4.1 million, US$6.9 million, US$9.1 million and US$4.5 million, respectively.

Following the Disposal, Enzon will manufacture Abelcet (for marketing by Elan outside of the United States, Canada and Japan) and Myocet for Elan. Enzon will manufacture MVI-12 on behalf of aaiPharma, Inc.

(b) Represents management estimates of selling, marketing and medical expenses in relation to Abelcet. These estimates for Abelcet are based on the assumption that 30% of the cost of Elan's hospital sales force is attributable to Abelcet. This sales force also promotes Maxipime® and Azactam® in the United States. As stated above, it is not possible to directly allocate other operating expenses, such as general and administrative expenses, to Abelcet.

(3) Statement of Assets to be Sold

	As at 31 December, 2000 US$m	As at 31 December, 2001 US$m	Unaudited as at 30 June, 2002 US$m
Intangible assets[a]	221.2	209.7	204.0
Fixed assets	13.5	12.5	12.2
Inventory	3.6	5.8	7.1
Total assets to be sold	238.3	228.0	223.3

(a) Represents US, Canadian and Japanese related intellectual property. The total intangible asset has been apportioned at the date of acquisition of Abelcet using US, Canadian and Japanese forecast sales at that date as a percentage of Abelcet total forecast sales.

Notes:

(1) Under Statement of Financial Accounting Standards No.142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), when a portion of a reporting unit that constitutes a business is to be disposed of, a portion of the goodwill associated with that business must be included in determining the gain or loss on disposal. The amount of such goodwill is based on the relative fair values of the assets to be disposed of and the portion of the reporting unit that will be retained. The amount of goodwill to be included in the carrying amount in determining the gain or loss on the Disposal will be determined in the fourth quarter of 2002. Management estimates the amount of this goodwill will be less than US$20 million. This estimated amount is not reflected in the intangible assets disclosed above.

(2) In July 2002, Elan acquired all of the royalty rights held by Autoimmune for a net cash outflow of US$82.5 million. Autoimmune had previously acquired royalty rights to a number of products, including Abelcet, from Elan. As a result of Elan acquiring the royalty rights held by Autoimmune, a further US$23.4 million will be included in the Abelcet intangible in determining the gain or loss on disposal in the fourth quarter of 2002. This amount is not reflected in the intangible assets disclosed above.

PART III
PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma financial information of the Group set out below has been prepared to illustrate the impact of the Disposal on the net assets of the Group, as shown in its unaudited consolidated balance sheet prepared in accordance with US GAAP, as at 30 June, 2002 (being the date to which the Group's last published financial statements, being the results in respect of the six months ended 30 June, 2002, relate) as if the Disposal had taken place as at that date.

This statement is prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the Continuing Group following the Disposal.

		Pro Forma Adjustments		
	Elan as at 30 June, 2002 US$m	Disposal of the Assets US$m	Notes	Pro Forma Total as at 30 June, 2002 US$m
Assets				
Current assets				
Cash and cash equivalents	1,373.7	365.5	(2)(a)	1,739.2
Marketable investment securities	661.7			661.7
Other current assets	640.1	(7.1)	(2)(b)	633.0
	2,675.5	358.4		3,033.9
Intangible assets	2,084.8	(204.0)	(2)(c)	1,880.8
Property, plant and equipment	484.6	(12.2)	(2)(d)	472.4
Investment and marketable investment securities	639.2			639.2
Total assets	5,884.1	142.2		6,026.3
Liabilities and Shareholders' Equity				
Shareholders' equity	2,534.4	135.7		2,670.1
Accounts payable and accrued liabilities	1,344.5	6.5	(2)(e)	1,351.0
7.25% senior notes due 2008	650.7			650.7
3.25% zero coupon subordinated exchangeable notes due 2018	966.9			966.9
Senior secured revolving credit 2004	325.0			325.0
3.5% convertible subordinated notes due 2002	62.6			62.6
Total liabilities and shareholders' equity	5,884.1	142.2		6,026.3

Notes:

(1) *The unaudited consolidated balance sheet of Elan Corporation, plc has been extracted, without material adjustment, from the unaudited interim results of Elan in respect of the six months ended 30 June, 2002 (being the latest period in respect of which Group financial information has been published).*

(2) *The pro forma adjustments in respect of the Disposal comprise the following:*
- *(a) this represents total cash consideration under the Asset Purchase Agreement of US$370 million, net of estimated Disposal expenses of US$4.5 million. No adjustment is made for any downward adjustments for net sales of Abelcet between signing and closing or for any changes in inventory value. To the extent that any such price deductions apply, they are not expected to exceed US$10 million;*
- *(b) this represents inventory to be acquired by Enzon;*
- *(c) this represents the disposal of the intangible assets relating to the US, Canadian and Japanese product rights. It does not include amounts referred to in notes (4) and (5) below;*
- *(d) this represents the net book value of the tangible fixed assets, specifically the Indianapolis, Indiana, United States, manufacturing facility, to be acquired by Enzon; and*
- *(e) this represents management's estimate of the likely tax charge to the Group in relation to the Disposal.*

(3) *Save as disclosed above, no adjustments have been made to reflect trading or any other transactions or events since 30 June, 2002.*

(4) *Under SFAS No.142, "Goodwill and Other Intangible Assets", when a portion of a reporting unit that constitutes a business is to be disposed of, a portion of the goodwill associated with that business must be included in determining the gain or loss on disposal. The amount of such goodwill is based on the relative fair values of the assets to be disposed of and the portion of the reporting unit that will be retained. The amount of goodwill to be included in the carrying amount in determining the gain or loss on the Disposal will be determined in the fourth quarter of 2002. Management estimates the likely amount of this goodwill will be less than US$20 million.*

(5) *In July 2002, Elan acquired all of the royalty rights held by Autoimmune for a net cash outflow of US$82.5 million. Autoimmune had previously acquired royalty rights to a number of products, including Abelcet, from Elan. As a result of Elan acquiring the royalty rights held by Autoimmune, a further US$23.4 million will be included in the Abelcet intangible in determining the gain or loss on Disposal in the fourth quarter of 2002.*

The following is a copy of the report by KPMG, Chartered Accountants, to the Directors of Elan Corporation, plc, Morgan Stanley and Davy Stockbrokers on the pro forma financial information.

KPMG

Chartered Accountants

1 Stokes Place
St. Stephen's Green
Dublin 2
Ireland

22 October, 2002

The Directors
Elan Corporation, plc
Lincoln House
Lincoln Place
Dublin 2
Ireland

The Directors
Davy Stockbrokers
Davy House
49 Dawson Street
Dublin 2
Ireland

The Directors
Morgan Stanley & Co. Limited
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

Dear Sirs,

Elan Corporation, plc

We report on the pro forma financial information set out in Part III of the Elan Corporation, plc circular to shareholders dated 22 October, 2002 ("the Circular"). The pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the Disposal of the US, Canadian and any Japanese, rights to Abelcet, associated intellectual property and the Indianapolis manufacturing facility and inventory ("the Assets") might have affected the unaudited consolidated net assets of Elan Corporation, plc, prepared in accordance with US generally accepted accounting principles, as at 30 June, 2002.

Respective Responsibilities of the Directors and the Reporting Accountants

It is the responsibility solely of the Directors of Elan Corporation, plc to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of The Irish Stock Exchange Limited and the Listing Rules of the UK Listing Authority ("the Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the date of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of Elan Corporation, plc.

Opinion

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis of preparation set out therein;

(b) such basis is consistent with the accounting policies of Elan Corporation, plc; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

KPMG

Chartered Accountants

PART IV
SUMMARY OF THE ASSET PURCHASE AGREEMENT

The following is a summary of the terms of the Asset Purchase Agreement. The definitive version of the Asset Purchase Agreement is available for inspection as set out in section 9 of Part V of this document. You are urged to read the Asset Purchase Agreement in its entirety for a more complete description of the terms and conditions of the Disposal.

Asset Purchase Agreement

Purchase Price

The purchase price for the Assets is US$370 million, subject to possible downward adjustments as follows:

First, the purchase price will be reduced by the lesser of:

— (a) the sum of (i) the amount of net sales revenue of Abelcet in the United States and Canada between 1 October, 2002 and the Closing Date or 15 November, 2002, whichever is earlier, and (ii) if the Closing Date is earlier than 15 November, 2002, the number of weeks (or a fraction thereof) between the Closing Date and 15 November, 2002 times US$1.5 million; and

— (b) US$10 million.

Second, if the Closing Date is later than 15 November, 2002, the purchase price will further be reduced by the extent to which, if any (a) the number of weeks (or a fraction thereof) between 15 November, 2002 and the Closing Date times US$1.5 million, is less than (b) the amount of net sales revenue of Abelcet in the United States and Canada during such period.

Finally, the purchase price is also subject to a post-Completion adjustment based on the amount of inventory for Abelcet or otherwise produced at the manufacturing facility, as of the Completion, to the extent such amount is either greater than or lesser than US$8 million.

Assets

The Assets consist of product rights to Abelcet and certain improvements to Abelcet in the United States and Canada along with associated assets, including certain intellectual property and clinical study data and regulatory filings and approvals, and an approximately 56,000 sq. ft. manufacturing facility in Indianapolis, Indiana, United States and inventory for Abelcet or otherwise produced at the manufacturing facility and owned by the Elan Group. To the extent that the Elan parties are permitted to do so under their current contractual relationships with third parties and can do so without incurrence of material and adverse financial cost (unless such cost is reimbursed by Enzon), the Elan parties will also convey to Enzon product rights to Abelcet in Japan. The product rights will be conveyed by an assignment of United States and Canadian product registrations and four core United States and related Canadian Abelcet patents, and their respective progeny, by license to Enzon to practice the Abelcet technology and certain improvements, including 13 other United States and related Canadian patents and their respective progeny and related know-how and transfer of trademarks, copyrights, contracts, governmental permits, books, records and marketing materials relating to Abelcet and the manufacturing facility. All finished and work-in-progress inventory and raw materials related to Abelcet and other products produced at the manufacturing facility will also be transferred to Enzon at the Closing.

The manufacturing facility in Indianapolis, Indiana, United States currently produces Abelcet, Myocet and MVI-12. After the Closing, Enzon will continue to manufacture Abelcet and Myocet for the Elan Group as well as MVI-12 for aaiPharma Inc. under an existing supply arrangement. Additionally, under the terms of the Asset Purchase Agreement, Enzon is expected to make offers of employment to the manufacturing facility personnel and to approximately 55 of Elan Group's sales representatives in the United States. It is further contemplated that 6 sales representatives in Canada will be transferred to Enzon one year after the Closing Date.

Generally, subject to various exceptions, Elan parties will retain all liabilities which arose out of the operation of the Assets prior to the Closing and Enzon will assume all liabilities arising out of the operation of the Assets after such time.

The parties propose to enter into a number of related documents customary to transactions of this type. These include a license agreement relating to the grant of certain patent rights covering Abelcet technology, supply agreements governing the manner in which Enzon will continue to manufacture and supply the Elan Group with Abelcet and Myocet, interim services arrangements covering transition periods and assignments of trademarks, bills of sale and other documents designed to further the transfer of the Assets.

Representations and Warranties

The Asset Purchase Agreement contains a number of general representations and warranties regarding Abelcet and the manufacturing plant that are customary for asset dispositions of this size and type in the pharmaceuticals industry.

Covenants

The Asset Purchase Agreement contains covenants, among other things, relating to the following matters:

- the Elan parties' preservation of the Assets and operation of the business related to the Assets in the ordinary course of business prior to the Closing Date;
- both parties' use of commercially reasonable efforts to take all steps necessary to the consummation of the Disposal and co-operation with each other to obtain required regulatory approvals for the Disposal;
- the Elan parties' assistance to Enzon in performing further due diligence on the Assets;
- maintenance of confidential information, both before and after the Closing Date;
- each parties use of each other's corporate names and labelling on Abelcet after the Closing Date;
- non-competition by the Elan parties for Abelcet and certain product improvements in the Territory after the Closing Date and non-competition by Enzon for Abelcet and certain product improvements outside the Territory after the Closing Date; and
- non-solicitation by the Elan parties' of third party proposals to acquire the Assets.

Conditions to Closing

The obligation of the Elan parties and Enzon to consummate the Disposal are subject to the following conditions:

- the other party's representations and warranties being true in all material respects as of the Closing and the other party's covenants to be performed on or prior to the Closing being performed in all material respects;
- no governmental authority shall have issued an order prohibiting the Disposal nor shall have such action be instituted or threatened;
- both parties shall have received all required governmental and third party consents to the Disposal;
- Elan's Shareholders shall have approved the Disposal; and
- satisfaction of other customary conditions for transactions of this size and type.

Additionally, Enzon's obligations to consummate the Disposal are subject to the following additional conditions:

- Enzon shall have received audited financial statements relating to the Assets for the three most recent fiscal years; and
- there shall have occurred no "adverse effect," generally defined as an event or events that would either have a material adverse effect on the Assets or result in a material diminution on capacity or capability

of the manufacturing plant that is reasonably expected to continue for a period longer than the period covered of finished Abelcet inventory on hand plus six weeks.

Termination and Termination Fee

Either party may terminate the Asset Purchase Agreement and choose not to consummate the Disposal if:

- the Closing shall not have occurred by 15 December, 2002, *provided* that the Elan parties may unilaterally extend this date to 31 January, 2003 if the sole reason that the Closing has not occurred is failure of the Elan parties to obtain all required governmental approvals and third party consents to the transaction;
- there is any law or non-appealable governmental order which prohibits the Disposal;
- the other party has breached any material obligations under the Asset Purchase Agreement and has failed to cure such breach, if curable, within 30 days (or, if uncurable, the non-breaching party may terminate immediately); and
- Elan's Shareholders reject the proposal to approve the Disposal (Enzon may additionally terminate if Elan's Board withdraws its recommendation of the Disposal or if the Elan parties materially breach their covenant not to solicit third party offers).

The Elan parties will be required to pay Enzon a termination fee of US$18 million in certain instances of termination of the Asset Purchase Agreement. For the Elan parties to be required to pay this fee, the Asset Purchase Agreement must be terminated under certain conditions and the Elan parties must have entered into an alternate transaction involving the Assets. First, the Asset Purchase Agreement must be terminated (1) by the Elan parties for failure to consummate the Disposal by 15 December, 2002 (or, if applicable, 31 January, 2003), (2) by Enzon on account of the Elan parties' material breach of the Asset Purchase Agreement, (3) by either party due to Elan's Shareholders' rejection of the Disposal, or (4) by Enzon due to the withdrawal of recommendation of the Disposal by the Elan Board or if the Elan parties materially breach their covenant not to solicit third party offers. Second, within 12 months of the date of termination, the Elan parties must have entered into a definitive agreement with a third party providing for sale of the Assets to such third party. Such termination fee will only be payable upon consummation of such alternative transaction with such third party, and so if such alternate transaction is not consummated, the fee would never be payable.

Indemnity

Generally, each party will indemnify the other for damages suffered as a result of the indemnifying party's breaches of covenants, representations and warranties and for failure of the indemnifying party to assume or retain liabilities as agreed under the Asset Purchase Agreement. Indemnification rights arising out of breaches of representations and warranties generally expire on 31 December, 2003, except those relating to intellectual property and the manufacturing plant, which expire at later dates. Indemnification rights arising out of breaches of covenants to be performed after the Closing Date and out of assumed or retained liabilities survive in perpetuity.

Generally, neither party shall be liable for indemnification arising out of breaches of representations and warranties for (1) any individual claim less than US$25,000, (2) any claims in the aggregate until such claims exceed US$2.5 million and (3) any claims in the aggregate in excess of US$75 million. These limitations do not apply to indemnification rights arising out of certain environmental matters, breaches of covenants or failure to assume or retain liabilities.

PART V
ADDITIONAL INFORMATION

1. Responsibility

The Directors of Elan, whose names appear on page 7, accept responsibility for all the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors' and Other Interests

(a) *Directors' Interests in the existing issued ordinary share capital of Elan*

As at the close of business on 16 October, 2002 (being the latest practicable date prior to the publication of this document), the interests of the Directors (including any interests of their spouses or minor children) in the existing issued ordinary share capital of Elan, the existence of which is known to, or could with responsible diligence be ascertained by, the Directors, whether or not held through another party, which is notifiable as required to be disclosed pursuant to section 53 or section 64 of the Companies Act, 1990 and, as far as the Company and the Directors are aware, having made due and proper enquiry, the interests of any persons connected (within the meaning of section 26 of the Companies Act, 1990) with a Director, were as set out below:

Name of Director	Number of Ordinary Shares	% of Existing Issued Ordinary Shares
Garo H. Armen, Ph.D.	170,000	0.049
John Groom	510,002	0.146
Daniel P. Tully	137,548	0.039
Brendan E. Boushel	838,698	0.240
Laurence G. Crowley	—	—
Ann Maynard Gray	3,500	0.001
Alan R. Gillespie, Ph.D.	—	—
Kieran McGowan	1,200	—
Kevin M. McIntyre, M.D.	179,356	0.051
Kyran McLaughlin	—	—
Dennis J. Selkoe, M.D.	163,175	0.047
The Honourable Richard L. Thornburgh	200	—

(b) *Directors' Interests in Options and Warrants over Ordinary Shares*

As at the close of business on 16 October, 2002 (being the latest practicable date prior to the publication of this document), the interests of the Directors (including any interests of their spouses or minor children) in Options and Warrants over Ordinary Shares of Elan, the existence of which is known to, or could with responsible diligence be ascertained by, the Directors, whether or not held through another party, which is notifiable as required to be disclosed pursuant to section 53 or section 64 of the Companies Act, 1990 and, as far as the Company and the Directors are aware, having made due and proper enquiry, the interests of any persons connected (within the meaning of section 26 of the Companies Act, 1990) with a Director, were as set out below:

Name of Director	Number of Ordinary Shares under Option	Date of Grant	Option Price US$	Exercise Period From	Exercise Period To	Number of Ordinary Shares Under Warrant	Warrant Price (for 2 ADSs) US$	Exercise Period From	Exercise Period To
Garo H. Armen, Ph. D.	12,000	6 Jul, 1995	10.00	6 Jul, 1996	6 Jul, 2003	—	—	—	—
	10,000	5 Dec, 1997	26.94	5 Dec, 2000	4 Dec, 2005				
	10,000	30 Apr, 1999	25.81	30 Apr, 2002	29 Apr, 2007				
	5,000	2 Mar, 2001	54.85	2 Mar, 2003	1 Mar, 2011				
John Groom	266,720	1 Jul, 1996	14.25	1 Jul, 1999	30 Jun, 2004	27,000	65.01	14 Jan, 1999	14 Jan, 2003
	50,000	24 Feb, 2000	37.19	1 Jan, 2002	23 Feb, 2010				
Daniel P. Tully	10,000	30 Apr, 1999	25.81	30 Apr, 2002	29 Apr, 2007	—	—	—	—
	5,000	2 Mar, 2001	54.85	2 Mar, 2003	1 Mar, 2011				
Brendan E. Boushel	12,000	6 Jul, 1995	10.00	6 Jul, 1996	6 Jul, 2003	10,000	65.01	14 Jan, 1999	14 Jan, 2003
	10,000	5 Dec, 1997	26.94	5 Dec, 2000	4 Dec, 2005				
	10,000	30 Apr, 1999	25.81	30 Apr, 2002	29 Apr, 2007				
	5,000	2 Mar, 2001	54.85	2 Mar, 2003	1 Mar, 2011				
Lawrence G. Crowley	12,000	30 Jun, 1996	14.31	30 Jun, 1997	30 Jun, 2004	—	—	—	—
	10,000	5 Dec, 1997	26.94	5 Dec, 2000	4 Dec, 2005				
	10,000	30 Apr, 1999	25.81	30 Apr, 2002	29 Apr, 2007				
	5,000	2 Mar, 2001	54.85	2 Mar, 2003	1 Mar, 2011				
Ann Maynard Gray	5,000	2 Mar, 2001	54.85	2 Mar, 2001	1 Mar, 2011	—	—	—	—
Alan R. Gillespie, Ph.D.	12,000	30 Jun, 1996	14.31	30 Jun, 1997	30 Jun, 2004	—	—	—	—
	10,000	5 Dec, 1997	26.94	5 Dec, 2000	4 Dec, 2005				
	10,000	30 Apr, 1999	25.81	30 Apr, 2002	29 Apr, 2007				
	5,000	2 Mar, 2001	54.85	2 Mar, 2003	1 Mar, 2011				
Kieran McGowan	10,000	30 Apr, 1999	25.81	30 Apr, 2002	29 Apr, 2007	—	—	—	—
	5,000	2 Mar, 2001	54.85	2 Mar, 2003	1 Mar, 2011				
Kevin M. McIntyre, M.D.	12,000	6 Jul, 1995	10.00	6 Jul, 1996	6 Jul, 2003	5,000	65.01	14 Jan, 1999	14 Jan, 2003
	10,000	5 Dec, 1997	26.94	5 Dec, 2000	4 Dec, 2005				
	10,000	30 Apr, 1999	25.81	30 Apr, 2002	29 Apr, 2007				
	5,000	2 Mar, 2001	54.85	2 Mar, 2003	1 Mar, 2011				
Kyran McLaughlin	10,000	30 Apr, 1999	25.81	30 Apr, 2002	29 Apr, 2007	—	—	—	—
	5,000	2 Mar, 2001	54.85	2 Mar, 2003	1 Mar, 2011				
Denis J. Selkoe, M.D.	23,648	12 Jul, 1995	7.62	1 Jul, 1989	11 Jul, 2005				
	60,000	1 Jul, 1996	14.25	1 Jul, 1999	30 Jun, 2004	—	—	—	—
	10,000	5 Dec, 1997	26.94	5 Dec, 2000	4 Dec, 2005				
	10,000	30 Apr, 1999	25.81	30 Apr, 2002	29 Apr, 2007				
	5,000	2 Mar, 2001	54.85	2 Mar, 2003	1 Mar, 2011				
The Honourable	12,000	30 Jun, 1996	14.31	30 Jun, 1997	30 Jun, 2004	—	—		—
Richard L. Thornburgh	10,000	5 Dec, 1997	26.94	5 Dec, 2000	4 Dec, 2005				
	10,000	30 Apr, 1999	25.81	30 Apr, 2002	29 Apr, 2007				
	5,000	2 Mar, 2001	54.85	2 Mar, 2003	1 Mar, 2011				

Save as set out in paragraphs (a) and (b) above, no Director has any interest, whether beneficial or non-beneficial, in the existing issued ordinary share capital of the Company or of any of its subsidiaries.

(c) *Directors' Interests in Transactions*

As at 30 June, 2002, the Company had invested a total of US$14.9 million in Antigenics Inc., a biotechnology company whose chairman and chief executive officer, Dr. Garo H. Armen, is a director and chairman of Elan. Elan's shareholding in Antigenics is approximately 3.3% of the outstanding capital of Antigenics as at 16 October, 2002 (being the latest practicable date prior to publication of this document).

Save as disclosed above, none of the Directors has or has had any interest, direct or indirect, in any transaction which is or was unusual in its nature or conditions or significant in relation to the business of the Group and which were effected by the Company or any of is subsidiaries or associated undertakings during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.

(d) *Directors' Service Contracts*

Save as set out below, there are no existing or proposed directors' service contracts (as defined in the Listing Rules) between any member of the Group and any Director, nor are there any equivalent arrangements regulating the terms and conditions of their employment.

On 12 February, 2002, Elan entered into a consultancy agreement with Mr. John Groom, a director of Elan, whereby Mr. Groom agreed to provide certain consultancy services to be agreed from time to time with Mr. Groom at a rate of US$200,000 per annum, together with reimbursement of properly incurred out of pocket expenses. The consultancy agreement is expressed to continue until Mr. Groom has reached the age of 70 years (being a period of approximately 6 years from the date of publication of this document).

3. Substantial Shareholders

In so far as is known to the Company, the following persons (other than a Director) were, directly or indirectly, interested in 3% or more of the existing issued share capital of the Company as at 16 October, 2002 (being the latest practicable date prior to the publication of this document):

	Number of Ordinary Shares	% of Existing Issued Ordinary Shares
Capital Research and Management Company	48,797,500	13.9
Wellington Management and Company	21,332,700	6.1

4. Material Contracts

(a) Save as set out below, no contracts (other than contracts entered into in the ordinary course of business) have been entered into by members of the Continuing Group within the two years immediately preceding the date of this document that are or may be material and there are no contracts (other than contracts entered into in the ordinary course of business) which contain any provision under which any member of the Continuing Group has any obligation or entitlement which is or may be material to the Continuing Group at the date of this document.

(i) Asset Purchase Agreement, details of which are summarised in Part IV of this document.

(ii) In December, 1998, Elan Finance Corporation Ltd. ("Elan Finance"), a wholly owned subsidiary of Elan, issued in a private placement pursuant to an offering memorandum, at a substantial discount, the LYONs in the principal amount of US$1,643.5 at maturity. The issue price of the LYONs was US$524.78 per US$1,000 principal amount at maturity and the gross proceeds to the Elan Group amounted to US$862.5 million. The issue price of each LYON represents a yield to maturity of 3.25% per annum calculated from 14 December, 1998. The expenses associated with the transaction amounted to US$23.1 million. The LYONs, which are unconditionally guaranteed on a subordinated basis by Elan, are exchangeable at any time at the option of the holder into 13.75 Elan ADSs per each US$1,000 principal amount at maturity, representing an initial exchange price of US$38.17. The exchange rate is subject to customary anti-dilution adjustments. In lieu of delivering Elan ADSs upon notice of exchange of any LYONs, Elan may elect to pay the holder surrendering LYONs an amount in cash per LYON equal to the market value of an ADS on the trading day immediately prior to the exchange date multiplied by the exchange rate in effect on the trading day, subject to certain adjustments and limitations. Beginning on 14 December, 2003, Elan Finance may redeem the LYONs for cash as a whole at any time, or from time to time in part, at redemption prices equal to the issue price plus accrued original issue discount calculated through the date of redemption. In addition, on each of 14 December, 2003, 14 December, 2008 and 14 December, 2013, Elan Finance will be required to purchase, at the option of the holder, any outstanding LYON for a purchase price equal to the issue price plus accrued original issue discount calculated through the date of purchase. Elan Finance, at its option, may elect to pay the purchase price in cash or in Elan ADSs (at the then market price), or any combination of cash and Elan ADSs. The right of Elan Finance to purchase LYONs, in whole or in part, with Elan ADSs is subject to the satisfaction by Elan Finance of various conditions, including the registration by Elan of the ADSs under the US securities laws unless there exists an applicable exemption from registration. If the conditions are not satisfied prior to the close of business on the purchase date, Elan Finance will pay the purchase price of the LYONs in cash. In the event of any change of control of Elan occurring on or prior to 14 December, 2003, each holder of LYONs will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require Elan to purchase all or any part of the holder's LYONs at a cash price equal to the issue price plus accrued original issue discount calculated to the change of control purchase date.

(iii) In March, 2001, pursuant to an asset transfer agreement and certain related agreements, entered into on 15 March, 2001, by Elan and EPIL III, the Elan Group transferred a portfolio of equity and debt securities to EPIL III. Pursuant to a note purchase agreement ("Note Purchase Agreement"), EPIL III issued US$200.0 million in aggregate principal amount of Series C senior guaranteed notes due March 2005 ("the Series C Guaranteed Notes"), in a private placement to a group of financial institutions. In addition, pursuant to the terms the Note Purchase Agreement, EPIL III issued US$160.0 million in aggregate principal amount of Series A senior guaranteed notes due June 2002 ("the Series A Guaranteed Notes") and US$190.0 million in aggregate principal amount of Series B senior guaranteed notes due March 2005 ("the Series B Guaranteed Notes") in exchange for all outstanding 8.43% senior guaranteed notes due June 2002 (the "8.43% Guaranteed Notes"), issued in June 1999 by Elan Pharmaceutical Investments, Ltd. ("EPIL I"), a wholly owned subsidiary of Elan and a QSPE. EPIL III paid cash of approximately US$106.0 million to Elan and also exchanged the EPIL III Series A and Series B Guaranteed Notes for all outstanding EPIL I senior guaranteed notes as consideration for the portfolio of investments transferred to it. The investments and cash in EPIL III are held as security against the EPIL III senior guaranteed notes. These assets are not available for distribution outside EPIL III. The EPIL III senior guaranteed notes are guaranteed on a subordinated basis by Elan. EPIL III disposed of investments in June 2002 in connection with the maturity of the Series A Guaranteed Notes. Series A and Series C Guaranteed Notes bear interest at the rate of 8.43% per annum and 7.62% per annum, respectively. The Series B Guaranteed Notes bear interest at the rate of 8.43% per annum until June 2002 and 7.72% per annum thereafter. Issue costs associated with the financing amounted to US$6.1 million. The agreement governing Elan's guarantee of the Series B Guaranteed Notes and the Series C Guaranteed Notes contains covenants which impose certain limitations on the ability of Elan and its subsidiaries to engage in transactions with affiliates, consolidate with or merge with or into any other entity, dispose of all or substantially all of its properties and assets, incur liens, incur additional indebtedness and engage in asset sales. In addition, the agreement requires Elan to maintain a specified net worth.

On 30 September, 2002, Elan made a US$142 million cash payment to satisfy its previously disclosed commitment under a guarantee in connection with the sale of certain financial assets by EPIL III. EPIL III completed this sale, for approximately US$148 million, on 29 June, 2002. The proceeds of the sale, together with the available cash in EPIL III, were used to repay, at maturity, US$160 million of the Series A Guaranteed Notes issued by EPIL III in March, 2001. Elan has no further obligation under the guarantee.

(iv) In June 2000, pursuant to an asset transfer agreement and certain related agreements, entered into on 28 June, 2000, by Elan and EPIL II, Elan transferred a portfolio of equity and debt securities to EPIL II. On 28 June, 2000, EPIL II issued US$450.0 million in aggregate principal amount of 9.56% senior guaranteed notes due June 2004 ("the 9.56% Guaranteed Notes"), in a private placement to a group of financial institutions. EPIL II paid cash of US$340.0 million to Elan for the portfolio of investments transferred to it. The investments and cash in EPIL II are held as security against the 9.56% Guaranteed Notes. These assets are not available for distribution outside EPIL II. The 9.56% Guaranteed Notes are guaranteed on a subordinated basis by Elan. The 9.56% Guaranteed Notes bear interest at the rate of 9.56% per annum, payable in cash. Issue costs associated with the financing amounted to US$5.9 million. The agreement governing Elan's guarantee of the 9.56% Guaranteed Notes contains covenants that impose certain limitations on the ability of Elan and its subsidiaries to engage in transactions with affiliates, consolidate with or merge with or into any other entity, dispose of all or substantially all of its properties and assets, incur liens, incur additional indebtedness and engage in asset sales. In addition, the agreement requires Elan to maintain a specified net worth.

(v) As part of the acquisition of Dura Pharmaceuticals, Inc., Elan assumed US$287.5 million principal amount of 3.5% Convertible Subordinated Notes ("the Dura Notes") due 15 July, 2002. The Dura Notes contained a change in control provision that became effective upon Elan's acquisition of Dura. Under this provision, holders of the Dura Notes had the right, for a period of 40 days after the consummation of the acquisition, to require Elan to repurchase their notes for their face value plus accrued interest through the date of purchase. In December 2000, Elan redeemed US$224.9 million principal amount of the Dura Notes under this provision. The remaining Dura Notes were convertible, at the option of the holder, into Elan ADSs at any time prior to maturity or redemption at a conversion price of US$75.41 per ADS. On 15 July, 2002, Elan repaid at maturity the remaining US$62.6 million of the Dura Notes.

(vi) In February 2001, Athena Neurosciences Finance LLC, an indirect wholly owned subsidiary of Elan ("Athena Finance"), raised US$650.0 million of 7.25% Senior Notes due 2008 ("the Senior Notes") at a discount of US$2.5 million. The Senior Notes are senior, unsecured obligations of Athena Finance and are fully and unconditionally guaranteed on a senior unsecured basis by Elan. Issue costs associated with the financing amounted to US$8.3 million.

(b) Save for the Asset Purchase Agreement referred to in paragraph (i) above, no contracts (other than contracts entered into in the ordinary course of business) have been entered into with respect to the Assets within the two years immediately preceding the date of this document that are or may be material to the Assets and there are no contracts (other than contracts entered into in the ordinary course of business) which contain provisions under which there is any obligation or entitlement which are material to the Assets at the date of this document.

5. Litigation

(a) Save as disclosed below, the Continuing Group is not and has not been, engaged in any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Elan is aware) which may have or has had during the 12 months preceding the date of this document a significant effect on the financial position of the Continuing Group. Elan does not believe that it is feasible to predict or determine the final outcome of the pending actions identified below or to estimate the amounts or potential range of loss with respect to the resolution of the pending actions or the SEC investigation. In addition, the timing of the final resolution of these actions and the investigation is uncertain. The possible outcome or resolution of these actions could require substantial payments by Elan. Elan believes that an adverse outcome with respect to one or more of the pending actions, or the investigation could have a material adverse effect on the business, financial condition, results of operations and liquidity of the Company.

(i) On or about 28 March, 2001, Andrx Pharmaceuticals, Inc. ("Andrx") filed an antitrust action against Elan in the US District Court for the Southern District of Florida. The parties are conducting discovery in this matter but no court date has been set. Although Andrx requests an award of damages for the antitrust violations alleged in that complaint, Andrx admits that it has not calculated the amount of any alleged damage. Elan is aware that three putative class actions have been filed in the US District Court for the Eastern District of Pennsylvania claiming that Elan has violated federal and state antitrust laws based on its efforts to enforce its intellectual property. Elan believes that its conduct was lawful but cannot predict the likelihood of any outcome.

(ii) Commencing in January, 1999, several class action lawsuits were filed in the US District Court for the Southern District of California against Dura Pharmaceuticals Inc., one of the Company's subsidiaries ("Dura"), and various current or former officers of Dura. The lawsuits were consolidated into one action and allege violations of the federal securities laws, and purport to seek damages on behalf of a class of shareholders who purchased Dura common stock during a defined period. In July, 2000, the court issued an order granting defendants' motion to dismiss the complaint without prejudice on the basis that it failed to state an actionable claim. In November, 2001, the court granted Dura's motion to dismiss, with prejudice and judgment was entered in Dura's favour. In December, 2001, plaintiffs filed an appeal of the judgment with the Ninth Circuit Court of Appeals. Elan believes that the claims in the lawsuit are without merit and it intends to defend against them vigorously.

(iii) The Company and certain of its officers and directors have been named as defendants in more than thirty purported class actions filed in the US District Courts for the Southern District of New York, the Northern District of Georgia and the Southern District of California commencing on or about 4 February, 2002. The complaints in these purported class actions allege claims under the US federal securities laws, specifically Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act") and Rule 10b-5 promulgated thereunder. They allege claims on behalf of classes of persons and entities who purchased securities of the Company during periods of time commencing on dates ranging from 30 April, 1999 through 23 April, 2001 and ending on dates ranging from 29 January, 2002 through 7 March, 2002. In addition to the Company, defendants named in one or more of the actions include Mr. Geaney, Mr. Groom, Mr. Lynch, Mr. Cooke, Mr. Clark and Mr. Daniel, and KPMG LLP and an entity identified as "KPMG". The complaints allege that the Company's financial statements were not in accordance with generally accepted accounting principles, and that the defendants disseminated materially false and misleading information concerning the Company's business and financial results, with respect to the Company's investments in certain business ventures and business venture partners and the licence fees and research revenues received from the business ventures; the accounting for proceeds from the Company's sale of certain product lines; the accounting for certain qualified special purpose entities; and certain alleged related-party transactions.

The Company and certain of its officers and directors are also named as defendants in (i) a purported class action filed on or about 8 February, 2002 in the US District Court for the Southern District of California on behalf of a class of persons and entities who held stock in Dura and The Liposome Company, Inc., acquired by Elan in May, 2000 ("Liposome"), and exchanged such stock for ADSs in Elan pursuant to those companies' mergers with the Company in 2000, and (ii) a purported class action filed on or about 19 April, 2002 in the US District Court for the Eastern District of Missouri on behalf of a class of persons and entities who held stock in Dura and exchanged such stock for ADSs in Elan pursuant to Elan's merger with Dura in 2000. These purported class actions relate generally to the same factual matters as the actions referred to above but allege claims under Sections 11, 12 and 15 of the Securities Act of 1933, as amended (the "1933 Act"); the action filed in the Eastern District of Missouri also alleges claims under Sections 10, 14 and 20 of the 1934 Act. Among other relief, the actions described in this paragraph and the preceding paragraph seek compensatory damages, and the actions alleging claims under the 1933 Act also seek rescission on behalf of the members of the class still holding their ADSs and rescission damages on behalf of the members of the class who have sold their ADSs. In addition, the action filed in the Eastern District of Missouri also seeks the issuance of additional Elan stock to members of the class. All of the actions described in this paragraph and the preceding paragraph that were filed in jurisdictions outside New York have been dismissed or transferred to the Southern District of New York, where they have all been consolidated. Elan has not filed an answer to any of these complaints.

(iv) The Company is a nominal defendant in two derivative actions filed against the directors and certain officers of the Company on or about 14 March, 2002 and 20 March, 2002 in the Superior Court of the State of California, County of San Diego. The complaints contain allegations similar to those set forth in the foregoing actions, but allege, among other things, that the defendant officers and directors breached their duties to the Company by causing the Company to undertake the actions alleged in the complaint.

Among other relief, the actions seek damages against the defendant officers and directors on behalf of the Company. The individual defendants have filed motions to dismiss on the grounds of lack of personal jurisdiction, and all of the defendants have filed a motion to dismiss on the grounds of *forum non conveniens*, or inconvenient forum. These motions are pending. The Company removed these actions to the US District Court for the Southern District on or about 22 April, 2002. Plaintiffs motion to remand one of the actions to the California Superior Court was granted on or about 26 June, 2002.

(v) The Company is the subject of an investigation by the SEC commenced on or about 12 February, 2002, which the Company believes relates primarily to the issues raised in the litigation described in (iii) and (iv) above.

(vi) In June 2002, Elan entered into a settlement with the US Federal Trade Commission ("the FTC") resolving the FTC's investigation of a licensing arrangement between Elan and Biovail Corporation ("Biovail") relating to nifedipine, the generic version of the hypertension drug Adalat CC. The settlement is reflected in a consent order which, by its terms, does not constitute an admission by Elan that any law has been violated, and does not provide for monetary fines or penalties. Pursuant to the terms of the consent order, Elan has re-acquired all rights to its 30 mg and 60 mg nifedipine products that had been transferred to Biovail pursuant to their licensing arrangement. Elan's 30 mg nifedipine product has been marketed in the United States by Teva Pharmaceutical Industries Ltd ("Teva"). The terms of the consent order provide for a continued supply by Elan to Biovail of the 30 mg nifedipine product for sale through Teva in the United States for a term to expire on the earlier of 31 May, 2003 or the time at which Biovail begins manufacturing sufficient quantities of the 30 mg nifedipine product. Elan recently launched its 30 mg and 60 mg nifedipine products through Watson Pharmaceuticals, Inc.

(vii) Elan is aware that six putative class actions have been filed in the US District Courts (three in the District of Columbia, two in the Eastern District of Virginia and one in the Eastern District of Pennsylvania) claiming that Elan has violated federal and state antitrust laws based on the licensing arrangement with Biovail relating to nifedipine described in paragraph (vi) above. Elan is aware that the plaintiffs are planning to consolidate five of these complaints into a single complaint to be filed in the District of Columbia. To date, this amended complaint has not yet been filed. Elan has not yet filed an answer to any of these complaints. Elan believes that its conduct was lawful but cannot predict the likelihood of any outcome.

(viii) In September, 2002, Schwarz Pharma, Inc. ("Schwarz") filed a Demand for Arbitration with the American Arbitration Association ("the AAA") claiming that Elan had breached certain duties associated with a License and Supply Agreement between Elan and Schwarz for the distribution of Verelan SR and Verelan PM. Elan was served with notice of the filing of the Demand for Arbitration in October 2002. As of the date of this Circular, Elan has not yet responded to this Demand for Arbitration and will do so on or about 22 October, 2002. Elan intends to vigorously defend these demands.

(ix) On 20 March, 2001, Novartis Consumer Health, Inc. ("Novartis") filed a complaint against Elan Transdermal Technologies, Inc. ("ETT"), a wholly owned subsidiary of Elan, in the US District Court for the Southern District of Florida alleging that ETT's nicotine patch products infringed US Patent No. 5,834,011 ("the '011 patent"). Novartis sought unspecified damages and an injunction barring the sale of ETT's nicotine patch products. On 11 May, 2001, ETT answered the complaint, denying infringement and alleging the invalidity and unenforceability of the '011 patent Novartis asserted. The Company, along with ETT, also asserted a counterclaim against Novartis, alleging that Novartis' nicotine patches infringe the Company's US patent No. 4,946,853 ("the '853 patent"), and seeking damages and injunctive relief. On 15 June, 2001, Novartis answered the Company's counterclaims, denying infringement, asserting the invalidity of the '853 patent, and stating that the patent was unenforceable against Novartis on account of equitable estoppel and that any recovery of damages would be limited by laches. Discovery is substantially complete, and the Court has set the case for trial commencing the two-week period of 2 December, 2002. The Company is vigorously defending Novartis' claim as well as pursuing its counterclaim for infringement of the '853 patent. The Company cannot predict the outcome of a trial.

(b) There are no, nor have there been any, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Directors are aware) relating to the Assets which may have or has had during the 12 months preceding the date of this document a significant effect on the financial position of the Assets.

6. Consents

(a) KPMG, Chartered Accountants and Registered Auditors of 1 Stoke's Place, St. Stephen's Green, Dublin 2, Ireland have given and have not withdrawn their written consent to the inclusion in this document of their report relating to the pro forma financial information, and the references thereto, and to their name, in the form and context in which they are included.

(b) Davy Corporate Finance Limited and Davy Stockbrokers, both of Davy House, 49 Dawson Street, Dublin 2, Ireland have each given and not withdrawn their written consent to the issue of this document with the inclusion herein of the references to their names in the form and context in which they appear.

As at 16 October, 2002 (the latest practicable date prior to the publication of this document), Davy Corporate Finance Limited, being the company directly involved in the sponsorship activities of Davy in relation to the Disposal, and directors and employees of Davy directly involved in such sponsorship activities were interested in 720 Ordinary Shares in aggregate, representing 0.0002% of the existing issued ordinary share capital of the Company.

(c) Morgan Stanley & Co. Limited of 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of its name, and the references thereto in the form and context in which they appear.

As at 16 October, 2002 (the latest practicable date prior to the publication of this document), Morgan Stanley & Co. Limited, and companies in the Morgan Stanley group, were interested in 201,685 Ordinary Shares in aggregate, representing 0.0576% of the existing issued ordinary share capital of the Company.

7. Significant Changes

(a) As disclosed in section 7 of Part I of this document entitled "*Current Trading and Prospects*", there have been certain significant changes in the financial or trading position of the Continuing Group since 30 June, 2002 (the date to which the Group's last published financial statements, being the interim results in respect of the six months ended 30 June, 2002, relate). These changes are in line with the Recovery Plan and, as stated in section 7 of Part I, the announcement of 30 September, 2002, which provided an update on third quarter results, provided certain detail thereon. The Company expects to publish its third quarter results on 30 October, 2002.

(b) There has been no significant change in the financial or trading position of the Assets since 30 June, 2002, (the date to which the Group's last published financial statements, being the interim results in respect of the six months ended 30 June, 2002, relate).

8. Working Capital

Your attention is drawn to the additional statements regarding working capital contained in section 6 of Part I of this document entitled "*Working Capital*".

In the Company's opinion, following completion of the Disposal and having regard to existing cash resources and available bank and other financing facilities and taking into account the net proceeds of the Disposal, the Continuing Group has sufficient working capital for its present requirements, that is, for at least the 12 months following the date of publication of this document.

9. Documents Available For Inspection

Copies of the following documents will be available for inspection at the offices of A&L Goodbody, International Financial Services Centre, North Wall Quay, Dublin 1, Ireland and A&L Goodbody, Augustine House, Austin Friars, London EC2N 2HA, United Kingdom during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document up to and including the date of the Extraordinary General Meeting:

(a) the Memorandum and Articles of Association of the Company;

(b) audited published consolidated accounts of Elan for each of the two years ended 31 December, 2000 and 2001;

(c) the interim results of Elan in respect of the six months ended 30 June, 2002;

(d) the announcements issued by Elan on 31 July, 2002 and 30 September, 2002;

(e) KPMG's report on the pro forma financial information set out in Part III of this document;

(f) the service contract referred to in section 2 of this Part V;

(g) the material contracts referred to in section 4 of this Part V;

(h) the consent letters referred to in section 6 of this Part V; and

(i) this document.

Dated: 22 October, 2002.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Elan Corporation, plc

(Incorporated and Registered in Ireland under the Companies Act 1963 to 2001—Registered Number 30356)

Notice is hereby given that an Extraordinary General Meeting of Elan Corporation, plc ("the Company") will be held at 10.30 a.m. on 12 November, 2002 at The Davenport Hotel, Merrion Square, Dublin 2, Ireland, to consider and, if thought fit to pass, the following ordinary resolution:

"That the disposal ("the Disposal") by the Company of the US, Canadian and any Japanese rights of Abelcet and the associated assets as described in the circular to Shareholders dated the twenty-second day of October, 2002 pursuant to an Asset Purchase Agreement dated 1 October, 2002 by and among the Company and its subsidiaries, Elan Pharmaceuticals, Inc., Elan Canada, Inc., and Elan Operations, Inc., and Enzon, Inc. ("the Asset Purchase Agreement"), be and is hereby approved and that the Directors of the Company, or a duly authorised committee thereof, be and they are hereby authorised to do all such things, attend to all such matters and effect all such acts (including but not limited to, the signing and/or execution of any documents and the approval of the terms of, any such amendments or variations to, the Asset Purchase Agreement, save that no material amendments or variations shall be made thereto) as they may consider necessary, expedient or desirable to complete or give effect to, or otherwise in connection with, any of the Disposal and/or the Asset Purchase Agreement and any matters incidental to any of them."

By order of the Board

WILLIAM F. DANIEL

Secretary

22 October, 2002

Registered Office:
Lincoln House
Lincoln Place
Dublin 2
Ireland

Notes:

A member entitled to attend and vote at the above meeting may appoint a proxy to attend, speak and, on a poll, vote instead of him. A proxy need not be a member of the Company.

A Form of Proxy for use at the EGM is enclosed.

- Proxies representing registered holders of Ordinary Shares must be received by the Registrar, Computershare Investor Services (Ireland) Limited, at PO Box 954, Business Reply Centre, Dublin 18, Ireland (if delivered by post) or at Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland (if delivered by hand), no later than 10.30 a.m. on 10 November. Completion and return of a Form of Proxy will not preclude Ordinary Shareholders from attending and voting at the meeting in person should they so wish.
- Proxies representing registered holders of American Depositary Shares must be returned so that they are received by the ADR Depositary, The Bank of New York at 101 Barclay Street, New York, NY 10011, United States, no later than the close of business in New York on 6 November, 2002. Details of how to vote by telephone or over the internet are provided on the Form of Proxy.
- Holders of American Depositary Shares in nominee accounts should follow the instructions provided by the bank or broker custodian.

The Form of Proxy must (i) in the case of an individual member be signed by the member or his/her attorney duly authorised in writing; or (ii) in the case of a body corporate be given either under its common seal or signed on its behalf by its duly authorised officer or attorney.

In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: ______________________

William F. Daniel
Company Secretary

Date: October 23, 2002